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                                 SCHEDULE 14D-9

         INFORMATION REQUIRED FOR SOLICITATIONS AND RECOMMENDATIONS IN
          CONNECTION WITH PROXY SOLICITATIONS COVERED BY THE 1934 ACT
                             REPORTING REQUIREMENTS

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             @ ENTERTAINMENT, INC.
                           (Name of Subject Company)

                             @ ENTERTAINMENT, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  045920 10 5
                     (CUSIP Number of Class of Securities)

                             ROBERT E. FOWLER, III
                            CHIEF EXECUTIVE OFFICER
                             @ ENTERTAINMENT, INC.
                              ONE COMMERCIAL PLAZA
                             HARTFORD, CONNECTICUT
                                 (860) 549-1674
                     (Name, address and telephone number of
             person authorized to receive notice and communications
                   on behalf of the person filing statement)

                                    Copy to:
                                  MARC R. PAUL
                                BAKER & MCKENZIE
                             815 CONNECTICUT AVENUE
                          WASHINGTON, D.C. 20006-4078
                                 (202) 452-7034
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ITEM 1.  SECURITY AND SUBJECT COMPANY

    The name of the subject company is @ Entertainment, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is One Commercial Plaza, Hartford, Connecticut 06103-3585. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is the Company's common stock, par value $.01 per share (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER

    This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated June 8, 1999, filed by Bison Acquisition Corp., a Delaware corporation ("Purchaser"), and United Pan-Europe Communications N.V., a public company with limited liability incorporated under the laws of The Netherlands ("Parent"), with the Securities and Exchange Commission (the "Commission") relating to an offer by Purchaser to purchase all of the Company's issued and outstanding shares of Common Stock at a purchase price of $19.00 per share (such amount, or any greater amount per share paid pursuant to the Offer, being hereinafter referred to as the "Offer Price"), net to each seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 8, 1999 filed as Exhibit (a)(1) hereto, and the related Letter of Transmittal filed as Exhibit (a)(2) hereto (which together constitute the "Offer Documents").

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 2, 1999 (the "Merger Agreement"), among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

    The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of shares of Common Stock which represents at least a majority of all of the issued and outstanding shares of Common Stock on a fully diluted basis, on the date the Offer is consummated (the "Minimum Condition"), (ii) the satisfaction of the HSR Condition (as defined herein), (iii) the satisfaction of the PAMC Condition (as defined herein) and (iv) if required by applicable law, the satisfaction of the EC Condition (as defined herein). "HSR Condition" means the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (and any extension thereof) (the "HSR Act"). "PAMC Condition" means the granting of all applicable approvals of the Polish Anti-Monopoly Commission prior to the Expiration Date. "EC Condition" means the receipt, if applicable, prior to the Expiration Date of a decision of the Commission of the European Community that the purchase of the Common Stock pursuant to the Offer and the Merger are compatible with the Common Market. "Regulatory Condition" shall mean the HSR Condition, the PAMC Condition and the EC Condition, collectively. The Offer is also conditioned upon the satisfaction of certain other terms and conditions described in Item 3--"Identity and Background--Merger Agreement--Conditions of the Offer."

    The Merger Agreement provides that, promptly upon consummation of the Offer, Parent will cause the Purchaser to be merged with and into the Company (the "Merger"). At the Effective Time (as defined herein) of the Merger, (a) each share of Common Stock then issued and outstanding (other than (i) any shares of Common Stock which are held by any subsidiary of the Company or in the treasury of the Company, or which are held, directly or indirectly, by Parent or any direct or indirect subsidiary of Parent (including the Purchaser), all of which shall be canceled and none of which shall receive any payment with respect thereto and (ii) shares of Common Stock held by stockholders exercising their rights to dissent in accordance with Delaware law) shall be canceled and converted into and shall represent the right to receive an amount in cash equal to $19.00, without interest; and

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(b) each share of the Company's outstanding preference shares shall be canceled and no further consideration shall be payable in respect thereof. The Merger Agreement is more fully described in Item 3 --"Identity and Background--Merger Agreement." Under the General Corporation Law of the State of Delaware (the "DGCL"), if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the issued and outstanding shares of Common Stock and of each series of the Company's preference shares, the Purchaser will be able to approve and effect the Merger without a vote of the Company's stockholders pursuant to
Section 253 of the DGCL. If, however, the Purchaser does not acquire at least 90% of the issued and outstanding shares of the Common Stock and of each series of the Company's preference shares, pursuant to the Offer or otherwise, a vote of the Company's stockholders to effect the Merger is required under the DGCL and a longer period of time will be required to effect the Merger. The Company has been advised that Purchaser intends to obtain the funds necessary to purchase the Shares in the Offer and the Merger from Parent. In the Schedule 14D-1, Parent stated that it anticipates that it will obtain such funds from a planned private placement of high-yield notes. As of the date of the Schedule 14D-1, Parent stated in the Schedule 14D-1 that it had not completed such financing; that Parent had approached its customary financing sources in order to arrange interim financing for the Offer; that no commitment letter had been entered into with respect to such financing; and that based on conversations with its financing sources, Parent is confident that such financing can be arranged.

    Parent and the Purchaser have entered into Stockholder Agreements, dated as of June 2, 1999 (the "Common Stockholder Agreements"), with certain relatives of David T. Chase and certain of their respective affiliates (the "Chase Group"), Samuel Chisolm, David Chance, Robert E. Fowler III, certain affiliates of Advent International Group and Morgan Grenfell Capital Development Syndications Limited ("Morgan Grenfell") (collectively, the "Stockholders") who are the record and beneficial owners of, in the aggregate, 16,175,431 shares of Common Stock, warrants exercisable for 5,500,000 shares of Common Stock and options to purchase 2,286,000 shares of Common Stock (together with all additional shares of Common Stock, warrants exercisable for Common Stock and options to purchase Common Stock thereafter acquired by the Stockholders, the "Option Securities") (representing approximately 48.4% of the outstanding Common Stock and approximately 51.5% of the Common Stock on a fully diluted basis). Mr. Chase is the Chairman of the Board of Directors of the Company, Mr. Fowler is the Chief Executive Officer and a Director of the Company and Messrs. Chisholm and Chance are Directors of the Company. Pursuant to the Stockholder Agreements, such Stockholders have agreed (i) to irrevocably tender pursuant to the Offer (and not withdraw) all shares of Common Stock held by such Stockholders, (ii) to grant to the Purchaser an option to purchase all of the Option Securities held by such Stockholders and (iii) with respect to certain questions put to the stockholders of the Company for a vote, to vote such Stockholder's shares of Common Stock in accordance with the terms and conditions of the Common Stockholder Agreement to which such Stockholder is a party. Pursuant to the Common Stockholder Agreements, the Purchaser has agreed to purchase the Option Securities (other than shares of Common Stock) held by the Stockholders after the consummation of the Offer.

    Parent and the Purchaser also have entered into Stockholder Agreements, dated as of June 2, 1999 (the "Preferred Stockholder Agreements" and, collectively with the Common Stockholder Agreements, the "Stockholder Agreements"), with certain members of the Chase Group and Morgan Grenfell (the "Preferred Stockholders") who are the holders of all of the outstanding Series A 12% Cumulative Preference Shares of the Company and all of the outstanding Series B 12% Cumulative Preference Shares of the Company (collectively, the "Preference Shares") pursuant to which each of the Preferred Stockholders has agreed (i) to grant to the Purchaser an option to purchase all of the Preference Shares held by such Preferred Stockholder and (ii) with respect to certain questions put to the stockholders of the Company for a vote, to vote such Preferred Stockholder's Preference Shares in accordance with the terms and conditions of the applicable Preferred Stockholder Agreement to which such Preferred Stockholder is a party. Pursuant to the Preferred Stockholder Agreements, the

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Purchaser has agreed to purchase the Preference Shares held by the Preferred
Stockholders after the consummation of the Offer.

    As of June 2, 1999, there were (x) 33,406,000 shares of Common Stock issued and outstanding, (y) warrants to purchase 9,138,179 shares of Common Stock issued and outstanding, and (z) stock options issued under the Company's Stock Option Plans (as defined herein) covering 3,998,000 shares of Common Stock. As a result, as of such date, the Minimum Condition would be satisfied if at least 23,271,090 shares of Common Stock are validly tendered and not properly withdrawn prior to the Expiration Date (as defined herein).

    The Offer Documents indicate that the principal executive offices of Parent and Purchaser are located at Fred. Roeskestraat 123, P.O. Box 74763, 1070 BT Amsterdam, The Netherlands, Telephone: 31-20-778-9840. Parent and Purchaser are sometimes referred to herein as the "bidders."

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement set forth on Annex A hereto, the information in which is incorporated herein by reference in its entirety.

    Except for the matters set forth in Items 3 and 5 and in Annex A hereto, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) to the knowledge of the Company, the bidders, their executive officers, directors or affiliates.

MERGER AGREEMENT

    The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer and that the obligation of the Purchaser to consummate the Offer and to accept for payment and to pay for any Common Stock tendered pursuant to the Offer shall be subject to only those conditions set forth herein. The obligations of the Purchaser to accept for payment and to pay for any shares of Common Stock tendered shall be subject only to those conditions set forth in "--Conditions of the Offer", any of which may be waived by Parent or the Purchaser in their sole discretion; PROVIDED, HOWEVER, that the Purchaser may not waive the Minimum Condition without the prior written consent of the Company. The conditions to the Offer are for the sole benefit of Parent and the Purchaser and may be asserted by Parent and the Purchaser regardless of the circumstances giving rise to any such conditions or, except as expressly set forth herein, may be waived by Parent and the Purchaser in whole or in part. Parent and the Purchaser expressly reserve the right to modify the terms of the Offer; PROVIDED, HOWEVER, that without the prior written consent of the Company, the Purchaser shall not (i) reduce the number of shares of Common Stock to be purchased in the Offer, (ii) reduce the Offer Price, (iii) modify or add to the conditions to the Offer, (iv) change the form of consideration payable in the Offer or (v) make any other change in the terms of the Offer which is materially adverse to the holders of Common Stock. Notwithstanding the foregoing sentence, the Purchaser may, without the consent of the Company, (i) extend the Offer, if at the then scheduled expiration date of the Offer any of the conditions to the Purchaser's obligations to purchase shares of Common Stock have not been satisfied or waived, until the third business day after the day the Purchaser reasonably believes to be the earliest date on which such conditions will be satisfied, (ii) extend the Offer from time to time up to a

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maximum of an aggregate of thirty (30) days beyond the first day all of the conditions to the Offer have been met, and/or (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer. Notwithstanding the foregoing, (x) the Offer may not, without the Company's written consent, be extended beyond September 30, 1999, and (y) the Offer may not, without the Company's prior written consent, be extended pursuant to clause (i) of the immediately preceding sentence if the failure to satisfy any condition of the Offer was caused by a material breach by Parent or the Purchaser of any of their representations, warranties, covenants or agreements set forth in the Merger Agreement. Notwithstanding anything to the contrary in the Merger Agreement, Parent and the Purchaser agree that if immediately prior to any scheduled expiration date of the Offer, the Regulatory Condition shall not have been satisfied, but at such scheduled expiration date each of the other conditions set forth in "--Conditions of the Offer" (other than the Minimum Condition) shall then be satisfied, at the request of the Company, the Purchaser shall extend the Offer from time to time, subject to the right of Parent, the Purchaser or the Company to terminate the Merger Agreement pursuant to the terms thereof. Upon the terms and subject to the conditions of the Offer, Purchaser shall, and Parent shall cause Purchaser to, promptly purchase all shares of Common Stock which are validly tendered on or prior to the expiration of the Offer and not withdrawn. Parent shall provide, or cause to be provided, to Purchaser on a timely basis all funds necessary to accept for payment, and pay for, all shares of Common Stock that Purchaser becomes obligated to purchase pursuant to the Offer.

    Pursuant to the terms of the Merger Agreement, the Company has approved of and consented to the Offer and (a) its Board of Directors (at a meeting duly called and held) has by the unanimous vote of the directors, (i) has determined that each of the Offer and the Merger is (x) advisable and (y) fair to, and in the best interests of, the holders of shares of capital stock of the Company, including but not limited to the Holders, (ii) approved the Offer and the Merger and approved and adopted the Merger Agreement, the Stockholder Agreements and the transactions contemplated hereby and thereby in accordance with the provisions of the DGCL, (iii) recommended acceptance of the Offer, approval of the Merger and approval and adoption of the Merger Agreement by the stockholders of the Company, (iv) approved the changes in the Company's options and warrants and the Company's Stock Incentive Plans (as defined herein) contemplated by the Merger Agreement, and (v) taken all other applicable action necessary to render
(x) Section 203 of the DGCL and any other applicable state takeover statutes and
(y) Article VIII of the Company's Amended and Restated Certificate of Incorporation inapplicable to the Offer and the Merger, and (b) Goldman Sachs International, the Company's financial advisor ("Goldman Sachs"), has delivered to the Board of Directors of the Company its opinion that the Offer Price to be received by the Company's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders subject to the assumptions and qualifications contained in such opinion.

    CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered shares promptly after termination or withdrawal of the Offer), pay for any shares of Common Stock tendered pursuant to the Offer and may terminate or amend the Offer and may postpone the acceptance of, and payment for, any shares of Common Stock, if (i) there shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of shares of Common Stock which represents at least a majority of all of the issued and outstanding shares of Common Stock, on a fully diluted basis, on the date the Offer is consummated, (ii) any applicable waiting period (and any extension thereof) under the HSR Act shall not have expired or been terminated, (iii) all applicable approvals of the Polish Anti-Monopoly Commission shall not have been granted prior to the expiration of the Offer, (iv) if required by applicable law, a decision of the Commission of the European Community that the purchase of shares of Common Stock pursuant to the Offer and the Merger are compatible with the

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Common Market has not been received prior to the expiration of the Offer, or (v)
if, at any time on or after June 2, 1999, and at or before the time of payment for any such shares of Common Stock (whether or not any shares of Common Stock have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following shall occur:

    (a) there shall be instituted or pending any action or proceeding by any supranational, national, provincial, county, local, municipal or other legislative or executive body or governmental department, authority, commission, court, board, bureau, agency or instrumentality, including, without limitation, any of the foregoing constituted by the Republic of Poland, the United Kingdom, the United States of America or any of their respective political subdivisions (each a "Governmental Body") or by any other person or entity, domestic or foreign, before any court of competent jurisdiction or governmental authority or agency, domestic or foreign (other than existing claims disclosed to Parent),
(i) challenging or seeking to, or which could reasonably be expected to make illegal, impede, delay or otherwise directly or indirectly restrain, prohibit or make materially more costly the Offer or the Merger or would reasonably be expected to result in material damages, (ii) seeking to prohibit or materially limit the ownership or operation by Parent or the Purchaser of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or to compel Parent or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole, or seeking to impose any limitation on the ability of Parent or the Purchaser to conduct its business or own such assets, (iii) seeking to impose limitations on the ability of Parent or the Purchaser effectively to exercise full rights of ownership of the shares of the capital stock of the Company, including, without limitation, the right to vote any such shares of capital stock acquired or owned by the Purchaser or Parent on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by Parent or the Purchaser of any shares of capital stock of the Company, (v) requiring or permitting the Company's competitors to share access to the Company's broadcast systems (other than access required under Polish law on the date of the Merger Agreement), or (vi) otherwise directly or indirectly relating to the Offer or the Merger and which would have a Material Adverse Effect or a material adverse effect on the business, properties, assets, liabilities, operations, results of operations or condition (financial or otherwise) of Parent and its subsidiaries, taken as a whole;

    (b) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction, enacted, enforced, promulgated, amended or issued and applicable to or deemed by a Governmental Body to be applicable to (i) Parent, the Purchaser, the Company or any subsidiary or (ii) the Offer or the Merger, by any Governmental Body, court, administrative or regulatory authority or agency, other than the routine application of the waiting period provisions of the HSR Act, the approval process of the Polish Anti-Monopoly Commission and, if required by applicable law, the approval process of the Commission of the European Community to the Offer or to the Merger, which could reasonably be expected to, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) in the immediately preceding paragraph;

    (c) any change shall have occurred, or Parent shall have become aware of any fact, that has had or would have a Material Adverse Effect;

    (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) any decline in the Nasdaq Composite Index in excess of 30% measured from the close of business on the trading day immediately preceding June 2, 1999, (iii) a suspension of the currency exchange markets for the U.S. Dollar which continues in effect for three business days or for the Dutch Guilder which continues in effect for five business days, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or The Netherlands, (v) any material limitation (whether or not mandatory) by any United States or Dutch Governmental Body on the extension of credit by banks or other lending institutions, (vi) the

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actual declaration of war on or by the United States, The Netherlands or Poland,
or the invasion of the territory of a NATO member state by a non-NATO member state, or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or material worsening thereof;

    (e) any of the representations or warranties made by the Company in the Merger Agreement that are qualified as to materiality shall be untrue or incorrect in any respect or any such representations and warranties that are not so qualified shall be untrue or incorrect in any material respect, in each case as of the date of the Merger Agreement and the scheduled expiration date of the Offer, except (i) for changes specifically permitted by the Merger Agreement and
(ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date;

    (f) the Company shall have failed to perform any material obligation or to comply with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement;

    (g) the Company's Board of Directors or any committee thereof shall have withdrawn, or shall have modified or amended in a manner adverse to Parent or the Purchaser, the approval, adoption or recommendation, as the case may be, of the Offer, the Merger or the Merger Agreement, or approved or recommended, or announced a neutral position with respect to, any merger, consolidation, other business combination, sale of material assets, takeover proposal or other acquisition of shares of Common Stock other than the Offer and the Merger or upon request by Parent, shall fail to reaffirm its approval and recommendation of the Offer, the Merger or the Merger Agreement;

    (h) it shall have been publicly disclosed, or the Purchaser shall have otherwise learned, that beneficial ownership (determined for the purposes of this paragraph (h) as set forth in Rule 13d-3 promulgated under the Exchange
Act) of 30% or more of the shares of Common Stock has been acquired by any person or entity (including the Company or any of its subsidiaries or affiliates) or group (as defined in Section 13(d)(3) under the Exchange Act), which person or group is not, on the date of the Merger Agreement, the beneficial owner of 30% or more of the shares of Common Stock;

    (i) the Merger Agreement shall have been terminated in accordance with its terms;

    (j) any Stockholder Agreement shall fail or cease to be in full force and effect or any party to any such agreement (other than Parent or the Purchaser) shall materially breach or repudiate any such agreement;

which, in the reasonable judgment of the Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

    "Material Adverse Effect" means a material adverse effect on the business, properties, assets, liabilities, operations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole.

    The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser, or may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in their respective reasonable discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or the Purchaser concerning the events described in this section shall be final and binding upon all parties.

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with the DGCL, the Purchaser shall be merged with and into the Company on the

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later of the date the Certificate of Merger is accepted for recording or such later time established by the Certificate of Merger (such date, the "Effective Time"). The filing of the Certificate of Merger shall be made on the closing date of the Merger or as soon as practicable after the satisfaction or waiver of the conditions to the Merger. Following the Merger, the separate corporate existence of the Purchaser shall thereupon cease and the Company shall be the surviving corporation (the "Surviving Corporation") and shall continue its corporate existence as a wholly owned subsidiary of Parent and shall continue to be governed by the laws of the State of Delaware.

    At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Purchaser or the Company, each share of Common Stock then issued and outstanding (other than (i) any shares of Common Stock which are held by any subsidiary of the Company or in the treasury of the Company, or which are held, directly or indirectly, by Parent or any direct or indirect subsidiary of Parent (including the Purchaser), all of which shall be canceled and none of which shall receive any payment with respect thereto and (ii) shares of Common Stock, if any, held by stockholders who perfect their appraisal rights under Delaware law) shall be canceled and converted into and represent the right to receive an amount in cash, without interest, equal to the price paid for each share of Common Stock pursuant to the Offer (the "Merger Consideration"). In addition, at the Effective Time, each issued and outstanding share of the capital stock of the Purchaser will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

    The Merger Agreement provides that in the event that the Purchaser shall acquire in the aggregate at least 90 percent of the outstanding shares of Common Stock, and 90 percent of the outstanding shares of each outstanding class of Preference Shares, the Company, Parent and the Purchaser shall take all necessary action to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.

    The Merger Agreement provides that the respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the fulfillment, at or prior to the Effective Time, of each of the following conditions: (i) to the extent required by applicable law, the Merger Agreement and the Merger shall have been approved and adopted by the holders of a majority of the outstanding shares of Common Stock; (ii) the HSR Condition shall have been satisfied; (iii) (a) the PAMC Condition shall have been satisfied and (b) the EC Condition shall have been satisfied; (iv) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer or the Merger and the transactions contemplated by the Merger Agreement and which is in effect at the Effective Time; PROVIDED, HOWEVER, that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction, decree or other order that may be entered; (v) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the Offer or the Merger or has the effect of making the purchase of the Common Stock illegal; (vi) the Purchaser shall have purchased shares of Common Stock pursuant to the Offer in a number sufficient to satisfy the Minimum Condition; and (vii) the Purchaser shall have purchased all of the outstanding Preference Shares from the owners thereof and shall be the sole record and beneficial owner of all of the Company's issued and outstanding Preference Shares; PROVIDED, HOWEVER, that Parent and the Purchaser will not be entitled to assert the condition described in this clause (vii) if Parent or the Purchaser shall have failed to purchase any Preference Shares in breach of their obligations under the Preferred Stockholder Agreements.

    CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. The Merger Agreement provides that, at the Effective Time, the directors of the Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of the

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Company immediately prior to the Effective Time shall be the officers of the
Surviving Corporation, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws. In addition, the Certificate of Incorporation (as amended to change the name of the Purchaser to "@ Entertainment, Inc.") and By-Laws of the Purchaser, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation until thereafter duly amended as provided therein or by applicable law.

    COMPANY STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, promptly following the purchase of shares of Common Stock pursuant to the Offer, if required by the DGCL in order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable law, duly call, give notice of, convene and hold a meeting of the holders of Common Stock and Preference Shares (the "Company Stockholders' Meeting") for the purpose of voting upon the Merger Agreement and the Merger. The Company has agreed that it will use its reasonable best efforts to solicit from its stockholders proxies, and shall take all other action necessary and advisable, to secure the vote of stockholders required by applicable law and the Company's Amended and Restated Certificate of Incorporation or By-Laws to obtain the approval for the Merger Agreement.

    The Company has agreed that, if stockholder approval of the Merger is required by applicable law or by the Company's Amended and Restated Certificate of Incorporation or By-Laws, as promptly as practicable, following Parent's request, the Company will prepare and file a preliminary Proxy Statement with the Commission and will use its reasonable best efforts to respond to the comments of the Commission, if any, in connection therewith and to furnish all information regarding the Company required in the definitive Proxy Statement (including, without limitation, financial statements and supporting schedules and certificates and reports of independent public accountants). Parent, the Purchaser and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and the Purchaser have agreed to furnish to the Company the information relating to each of them required by the Exchange Act to be set forth in the Proxy Statement. The Company has agreed that it will include in the Proxy Statement the recommendation of its Board of Directors that holders of Common Stock and Preference Shares approve and adopt the Merger Agreement and approve the Merger. Parent will cause all shares of Common Stock and Preference Shares owned by Parent and its subsidiaries (including the Purchaser) to be voted in favor of the Merger Agreement and the Merger.

    BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the Purchaser having acquired a majority of the outstanding shares of Common Stock, the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company, rounded up to the next whole number, as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on such Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock beneficially owned by the Purchaser and Parent and the denominator of which shall be the number of shares of Common Stock then outstanding, and the Company and its Board of Directors shall, at such time, take any and all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors (including using its reasonable best efforts to cause directors to resign).

    Subject to applicable law, the Company has agreed to take all action requested by Parent which is reasonably necessary to effect any such election. In furtherance thereof, the Company will increase the size of the Company's Board of Directors (subject to the limitations set forth in the Company's Amended and Restated Certificate of Incorporation and By-Laws), or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit the Purchaser's designees to be elected to the Company's Board of Directors. At the Effective Time, the Company, if so requested, will use its reasonable efforts to cause persons designated by the Purchaser to constitute the same percentage of each committee of such board, each board of directors of each subsidiary and each committee of each such board (in each case to the extent of the Company's ability to elect such persons and subject to any applicable stock exchange regulations). Following the election or appointment of the Purchaser's designees as described herein and prior to the Effective Time, any amendment or termination of the Merger Agreement or the Company's Amended and Restated Certificate of Incorporation or By-Laws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent and the Purchaser or waiver of any of the Company's rights under the Merger Agreement, and any other consent or action by the Board of Directors under the Merger Agreement, will require the concurrence of a majority (which shall be at least two) of the directors of the Company then in office who were directors on June 2, 1999 and who voted to approve the Merger Agreement or are designated by a majority of the directors of the Company who were directors on June 2, 1999 and who voted to approve this Agreement.

    INTERIM OPERATIONS. The Merger Agreement provides that except as otherwise expressly contemplated thereby or as described in the Company's disclosure statement (the "Company Disclosure Statement") delivered concurrently with the delivery of the Merger Agreement, as required by any change in applicable law, or as otherwise agreed by Parent in writing (which agreement shall not be unreasonably withheld), during the period from the date of the Merger Agreement to the Effective Time, (i) the Company will, and will cause each of its subsidiaries to, conduct the Company's business in the ordinary course of business consistent with past practice, and (ii) to the extent consistent with the foregoing, the Company will, and will cause each of its subsidiaries to, use their reasonable best efforts to preserve intact their current business organizations, keep available the service of their current officers and employees, and preserve their relationships with customers, suppliers and others having business dealings with them (but without the obligation to pay any additional compensation to any such officers, employees, customers, suppliers and other persons), in each case with respect to the Company's current business, with the objective that the goodwill and ongoing businesses of the Company shall be materially unimpaired at the Effective Time. Without limiting the generality of the foregoing, from and including the date of the Merger Agreement to the Effective Time, the Company will not, and will not permit any of its subsidiaries to, without the prior written consent of Parent (except to the extent set forth in the Company Disclosure Statement):

    (a) except for (i) Company Common Stock issued upon exercise of options or other rights outstanding as of the date of the Merger Agreement under existing employee benefit plans in accordance with the terms thereof, and (ii) securities issued in connection with the conversion of convertible or exchangeable securities of the Company or its subsidiaries outstanding as of June 2, 1999 in accordance with the terms of such securities, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance (in each instance, whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) of (A) any additional shares of its capital stock of any class, or any Voting Debt (as defined in the Merger Agreement), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock or Voting Debt or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or Voting Debt or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for, Company Common Stock outstanding on June 2, 1999;

    (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities, other than pursuant to existing agreements requiring the Company to repurchase or acquire any shares of its capital stock (provided that such repurchase or acquisition is in accordance with the terms of such agreement as in effect on the date of the Merger Agreement);

    (c) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such (other than dividends or distributions paid by any wholly owned subsidiary of the Company, of the Company to the Company or another wholly owned subsidiary of the Company);

    (d) (i) grant any increases in the compensation of any of its directors, officers or employees, except for increases granted to employees other than officers in the ordinary course of business consistent with past practice, (ii) pay or award or agree to pay or award any pension, retirement allowance, or other non-equity incentive awards, or other employee benefit, not required by any of the Employee Plans (as defined in the Merger Agreement), to any current or former director, officer or employees, whether past or present, or to any other person or entity, except for payments or awards to current employees other than officers that are in the ordinary course of business, consistent with past practice, (iii) pay or award or agree to pay or award any stock option or equity incentive awards, (iv) except as provided for in the Company's business plan as provided by the Company to Parent and the Purchaser (the "Business Plan"), enter into any new or amend any existing employment agreement with any director, officer or employee except for employment agreements with new employees entered into in the ordinary course of business consistent with past practice and except for amendments in the ordinary course of business, consistent with past practice, that do not materially increase benefits or payments, (v) enter into any new, or amend any existing, severance agreement with any current or former director, officer or employee, except for agreements or amendments in the ordinary course of business, consistent with past practice, that do not provide for material benefits, or (vi) become obligated under any new Employee Plan which was not in existence on June 2, 1999, or amend any such Employee Plan in existence on June 2, 1999, except for any such amendment in the ordinary course of business, consistent with past practice, that does not provide for material additional benefits;

    (e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any subsidiary of the Company not constituting an inactive subsidiary (other than the Merger, and other than any such merger, consolidation, restructuring, recapitalization or other reorganization that is used to effect an acquisition permitted pursuant to the immediately succeeding clause (f) and which does not result in a change of control of the Company or change the Company's Common Stock into a different number or kind of securities);

    (f) make any acquisition, by means of stock or asset purchase, recapitalization, merger, consolidation or otherwise, of (i) any direct or indirect ownership interest in or assets comprising any business enterprise or operation or (ii) except in the ordinary course and consistent with past practice, any other assets; PROVIDED, FURTHER, that such acquisitions do not and would not prevent or materially delay the consummation of the Merger; and PROVIDED, FURTHER, that the foregoing shall not prevent the Company from exploring on a preliminary basis and conducting diligence investigations (including having discussions with any potential acquisition target) with respect to any potential acquisition that would require Parent's consent under the Merger Agreement, for the purpose of determining the desirability of such potential acquisition and developing the basis on which to seek Parent's consent, so long as the Company does not submit any formal proposal or indication of interest with respect to such an acquisition to such acquisition target, or make any binding commitments with respect to such potential acquisition, without obtaining Parent's consent;

    (g) (i) dispose of any interest in any material business enterprise or operation of the Company, (ii) make any other disposition of any other direct or indirect ownership interest in any material assets of the Company (except for the replacement or upgrade of assets, or disposition of unnecessary assets, in the ordinary course and consistent with past practice), or (iii) except in the ordinary course and consistent with past practice, dispose of any other assets of the Company;

    (h) adopt any amendments to the Company's Amended and Restated Certificate of Incorporation or the By-Laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of the Company;

    (i) incur any indebtedness for borrowed money or guarantee any indebtedness of any other person or entity or make any loans, advances or capital contributions to, or investments in, any other person or entity (other than to the Company or any wholly owned subsidiary of the Company);

    (j) except as provided for in the Business Plan, engage in the conduct of any business other than the Company's existing businesses;

    (k) enter into any agreement or exercise any discretion providing for acceleration of payment or performance as a result of a change of control of the Company or its subsidiaries, except in connection with the Offer and the Merger; provided that this clause (k) shall not restrict the Company's right to respond or take action in response to any such acceleration so long as such action is permitted under the terms of the Merger Agreement;

    (l) enter into any contracts, arrangements or understandings requiring in the aggregate the purchase of equipment, materials, supplies or services in excess of $2 million individually or $20 million in the aggregate other than any such contracts, arrangements or understandings providing for capital spending of the Company or its subsidiaries in accordance with the Business Plan;

    (m) enter into or amend, modify, terminate or waive any right under any agreement with any affiliates of the Company (other than its subsidiaries), other than any of the foregoing as may be done in the ordinary course of business and that (x) would not be reasonably be expected, individually or in the aggregate, to have a material adverse effect on the business, properties, assets, liabilities, operations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect"), or (y) would be reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Merger Agreement;

    (n) settle or compromise any material litigation or material tax controversy, with respect to the Company or its subsidiaries or waive, release or assign any material rights or claims with respect to the Company or its subsidiaries, except in the ordinary course of business consistent with past practice;

    (o) effect any material change in any of its methods of accounting, except as may be required by law or generally accepted accounting principles;

    (p) take any action, engage in any transaction or enter into any agreement which would cause any of the representations or warranties of the Company contained in the Merger Agreement that are subject to, or qualified by, a "Material Adverse Effect", "material adverse change" or other materiality qualification to be untrue as of the Effective Time, or any such representations and warranties that are not so qualified to be untrue in any respect which would have a Material Adverse Effect;

    (q) take any action, including without limitation, the adoption of any shareholder rights plan or amendments to the Certificate of Incorporation, which would, directly or indirectly, restrict or impair the ability of Parent to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of the Company that may be acquired or controlled by Parent or the Purchaser or permit any shareholder to acquire securities of the Company on a basis not available to Parent in the event that Parent were to acquire securities of the Company; or

    (r) authorize, recommend or propose (other than to Parent), or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

    NO SOLICITATION.  The Merger Agreement provides as follows:

    (a) The Company and its Affiliates (as defined in the Merger Agreement) and each of their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to any Acquisition Proposal (as defined herein). Neither the Company nor any of its Affiliates shall, directly or indirectly, take (and the Company shall not authorize or permit its or its Affiliates, officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates, to so take) any action to (i) encourage, solicit, initiate or facilitate the making of any Acquisition Proposal, (including, without limitation, by taking any action that would make Article VIII of the Company's Amended and Restated Certificate of Incorporation or Section 203 of the DGCL inapplicable to an Acquisition Proposal), (ii) enter into any agreement with respect to any Acquisition Proposal or enter into any arrangement, understanding or agreement requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement, or (iii) participate in any way in discussions or negotiations with, or, furnish or disclose any information to, any person or entity (other than Parent or the Purchaser) in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; PROVIDED, HOWEVER, that the Company, in response to an unsolicited Acquisition Proposal and in compliance with its obligations under paragraph (b) below, may participate in discussions or negotiations with or furnish information (pursuant to a confidentiality agreement with terms not more favorable to such third party than the terms of the Confidentiality Agreement described below) to any third party which makes an Acquisition Proposal if (i) the Board of Directors reasonably determines (based upon the advice of an independent, nationally recognized financial advisor) that such Acquisition Proposal will lead to a Superior Proposal (as defined below) and (ii) the Board of Directors believes (and has been so advised in writing by independent outside nationally recognized legal counsel) that failing to take such action would constitute a breach of its fiduciary duties. In addition, neither the Board of Directors of the Company nor any committee thereof shall (A) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser the approval and recommendation of the Offer and the Merger Agreement or (B) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; PROVIDED that the Company may recommend to its stockholders an Acquisition Proposal and in connection therewith withdraw or modify its approval or recommendation of the Offer or the Merger if (1) a third party makes a Superior Proposal (as defined herein), and (2) (a) five (5) business days have elapsed following delivery to Parent of a written notice of the determination by the Board of Directors of the Company to take such action and during such five
(5) business day period the Company has fully co-operated with Parent including, without limitation, informing Parent of the terms and conditions of such Superior Proposal, and the identity of the person or entity making such Superior Proposal, with the intent of enabling both parties to agree to a modification of the terms and conditions of the Merger Agreement, and (b) at the end of such five (5) business day period the Acquisition Proposal continues to constitute a Superior Proposal.

    "Acquisition Proposal" shall mean (i) any inquiry, proposal or offer from any person or entity relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its subsidiaries or of over 10% of any class of equity securities of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer that, if consummated, would result in any person or entity beneficially owning 10% or more of any class of equity securities of the Company or any of its subsidiaries, (iii) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.

    "Superior Proposal" shall mean a BONA FIDE proposal made by a third party to acquire all of the shares of Common Stock pursuant to a tender offer, a merger or a sale of all of the assets of the Company (w) on terms which a majority of the members of the Board of Directors of the Company determines in their good faith reasonable judgment (based on the advice of an independent outside nationally recognized financial advisor (relating to financial matters) and independent outside nationally recognized legal advisors (relating to legal matters)) to be more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement, (x) for which financing is then available (it being understood that financing evidenced by highly confident letters and similar letters shall not be considered "available"), (y) which is not subject to any financing or due diligence condition and (z) which an independent nationally recognized financial advisor has advised the Board of Directors is more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, as proposed to be modified by Parent in accordance with the proviso in the last sentence of the first paragraph of this paragraph (a).

    (b) From and after the date of the Merger Agreement, in addition to the obligations of the Company set forth in paragraph (a), on the date of receipt thereof, the Company shall advise Parent of any request for information or of any Acquisition Proposal, or any inquiry, proposal, discussions or negotiation with respect to any Acquisition Proposal, the terms and conditions of such request, Acquisition Proposal, inquiry, proposal, discussion or negotiation and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the person or entity making any such Acquisition Proposal or such request, inquiry or proposal or with whom any discussion or negotiation is taking place. The Company shall keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal and keep Parent fully informed as to the details of any information requested of or provided by the Company and as to the details of all discussions or negotiations with respect to any such request, takeover proposal or inquiry. The Company shall promptly provide to Parent any non-public information concerning the Company provided to any other person or entity in connection with any Acquisition Proposal which was not previously provided to Parent.

    (c) Immediately following the execution of the Merger Agreement, the Company shall request each person or entity which has prior to June 2, 1999 executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return all confidential information furnished prior to June 2, 1999 to such person or entity by or on behalf of the Company.

    DIRECTORS' AND OFFICERS' INDEMNIFICATION. The Merger Agreement provides that, from and after the Effective Time, Parent and the Surviving Corporation will jointly and severally indemnify, defend and hold harmless certain individuals specified on the Company Disclosure Statement, and each of the present and former officers and directors of the Company and any of its subsidiaries, former subsidiaries and their predecessors, and any person who is or was serving at the request of the Company as an officer, director or employee or agent of another person or entity (collectively, the "Indemnified Parties"), against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the fullest extent permitted under applicable law (and shall also, subject to certain limitations, advance expenses as incurred to the fullest extent permitted under applicable law; PROVIDED that, the person to whom expenses are advanced provides an undertaking reasonably satisfactory to the Company to repay such advances if it is ultimately determined that such person is not entitled to indemnification); PROVIDED, HOWEVER, that such indemnification shall be provided only to the extent any directors' and officers' liability insurance policy of the Company or its subsidiaries does not provide coverage and actual payment thereunder with respect to the matters that would otherwise be subject to indemnification hereunder (it being understood that Parent or the Surviving Corporation shall, subject to certain limitations, advance expenses on a current basis as provided in this paragraph notwithstanding such insurance coverage to the extent that payments thereunder have not yet been made, in which case Parent or the Surviving Corporation, as the case may be, shall be entitled to repayment of such advances from the proceeds of such insurance coverage). Parent and Surviving Corporation have agreed that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (each, a "Claim"), existing in favor of the Indemnified Parties as provided in the Company's Amended and Restated Certificate of Incorporation or By-Laws or pursuant to other agreements, or certificates of incorporation or by-laws or other similar documents of any of the Company's subsidiaries, as in effect as of the date of the Merger Agreement, with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; PROVIDED, HOWEVER, that all rights to indemnification in respect of any Claim asserted, made or commenced within such period shall continue until the final disposition of such Claim.

    The Merger Agreement also provides that the Surviving Corporation shall maintain in effect for not less than six years after the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company and the Company's subsidiaries with respect to matters occurring prior to the Effective Time; PROVIDED, HOWEVER, that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance; PROVIDED, FURTHER, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the Indemnified Parties with an insurance company or companies, the claims paying ability of which is substantially equivalent to the claims paying ability of the insurance company or companies providing such insurance coverage for directors and officers of Parent.

    OPTIONS AND COMPANY WARRANTS. Prior to the date on which shares of Common Stock are accepted for payment in the Offer, both the Board of Directors of the Company (or, if appropriate, any committee thereof) and the Company will use their reasonable best efforts to obtain the consent of all of the holders of options to purchase Common Stock (the "Company Options") heretofore granted under any stock option plans of the Company (the "Stock Plans") and the holders of any outstanding warrants to purchase shares of the Common Stock of the Company ("Company Warrants") to provide for the cancellation, of all the outstanding Company Options and Company Warrants on the terms set forth in the Merger Agreement.

    Within three business days after the date on which shares of Common Stock are accepted for payment pursuant to the Offer, each Company Option, whether or not then vested or exercisable, and each Company Warrant, whether or not then vested or exercisable, shall, subject to the receipt by the Company of any required consents from the holder of such Company Options and Company Warrants pursuant to the immediately preceding paragraph, no longer be exercisable for the purchase of shares of Common Stock but shall entitle each holder thereof, in cancellation and settlement therefor, to payments in cash (subject to any applicable withholding taxes, the "Cash Payment") equal to the product of (x) the total number of shares of Common Stock subject to such Company Option or Company Warrant, as the case may be, as to which such Company Option or Company Warrant could have been exercisable (assuming such Company Option or Company Warrant was fully vested) and (y) the excess, if any, of the price per share of Common Stock paid pursuant to the Offer over the exercise price per share of Common Stock subject to such Company Option or Company Warrant. The Company will pay each such Cash Payment to be paid to each holder of an outstanding Company Option or Company Warrant, as the case may be, within six business days of the date on which shares of Common Stock are accepted for payment pursuant to the Offer; PROVIDED that such holder has delivered the consent described in the immediately preceding paragraph to the Company. Parent has agreed, pursuant to the Merger Agreement, to provide, or cause to be provided, to the Company on a timely basis all funds necessary to pay such Cash Payments.

    To the extent that Company Options and Company Warrants were not canceled in accordance with the immediately preceding paragraph, prior to the Effective Time, each of the Board of Directors of the Company (or, if appropriate, any committee thereof) and the Company shall use its best efforts to obtain the consent of all of the holders of Company Options heretofore granted under any Stock Plans to provide for the cancellation, effective at the Effective Time, of all the outstanding Company Options, as follows: immediately prior to the Effective Time, each Company Option, whether or not then vested or exercisable, and each Company Warrant, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of shares of Common Stock but shall entitle each holder thereof, in cancellation and settlement therefor, to payments in cash, subject to any applicable withholding taxes, of the Cash Payment, at the Effective Time, each such Cash Payment to be paid to each holder of an outstanding Company Option or Company Warrant, as the case may be, at the Effective Time. The Company will ensure that any then-outstanding stock appreciation rights or limited stock appreciation rights shall be canceled as of immediately prior to the Effective Time without any payment therefor. As provided in the Merger Agreement, the Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary (collectively with the Stock Plans, referred to as the "Stock Incentive Plans") shall terminate as of the Effective Time. The Merger Agreement provides that the Company will ensure that neither the Company nor any of its subsidiaries is or will be bound by any Company Options, other options, Company Warrants, other warrants, rights or agreements which would entitle any Person, other than Parent or its Affiliates (including Purchaser), to own any capital stock of the Surviving Corporation or any of its subsidiaries or to receive any payment in respect thereof. The Company will ensure that after the Effective Time, the only rights of the holders of Company Options to purchase shares of Common Stock or Company Warrants in respect of such Company Options and Company Warrants will be to receive the Cash Payment in cancellation and settlement thereof.

    CERTAIN EMPLOYEE BENEFITS. Pursuant to the Merger Agreement, from and after the Effective Time, Parent will cause the Surviving Corporation to honor, in accordance with their terms, the employment contracts, severance agreements and similar agreements with officers and employees of the Company and its subsidiaries disclosed to Parent in the Company Disclosure Statement (the "Executive Agreements"); PROVIDED, HOWEVER, that nothing in the Merger Agreement shall preclude any change in any Executive Agreement effective on a prospective basis that is permitted pursuant to the terms of the Merger Agreement or the applicable Employee Plan. Company performance in respect of any performance or other programs shall be calculated without taking into account any expenses or costs directly associated with or arising as a result of the transactions contemplated by the Merger Agreement or any non-recurring charges that would not reasonably be expected to have been incurred had the transactions contemplated by the Merger Agreement not occurred. With respect to employees of the Company and its subsidiaries, Parent will assume the obligations of the Company and its subsidiaries under the Employee Plans as in effect immediately prior to the Effective Time and will provide employee benefit plans with aggregate employee benefits to Company employees that are no less favorable than the aggregate benefits provided to them immediately prior to the Effective Time pursuant to the plans set forth in the Company Disclosure Statement; PROVIDED that Parent at its sole option may provide employee benefits to Company employees which, in the aggregate, are no less favorable than those applicable to similarly situated employees of Parent. With respect to any plans established by Parent, to the extent a Company employee becomes eligible to participate in any such plans, Parent shall grant to such Company employee from and after the Effective Time, credit for all service with the Company and its affiliates and predecessors (and any other service credited by the Company under similar Employee Plans) prior to the Effective Time for eligibility to participate, benefit accrual and vesting purposes. To the extent Parent benefit plans provide medical or dental welfare benefits, such plans shall waive any preexisting conditions and actively at-work exclusions with respect to Company employees (but only to the extent such Company employees were provided coverage under the Employee Plans) and shall provide that any expenses incurred on or before the Effective Time in the applicable plan year by or on behalf of any Company employees shall be taken into account under the Parent benefit plans for the purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket provisions for such Company employees.

    AGREEMENT TO USE REASONABLE BEST EFFORTS. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, the Company and Parent shall, and shall use their reasonable best efforts to cause their respective subsidiaries, as applicable, to: (i) promptly make all filings and seek to obtain all authorizations (including, without limitation, all filings required under the HSR Act, the applicable merger regulations of the European Community and all applicable Polish competition statutes) required under all applicable laws with respect to the Merger and the other transactions contemplated by the Merger Agreement and will reasonably consult and cooperate with each other with respect thereto; (ii) not take any action (including effecting or agreeing to effect or announcing an intention or proposal to effect, any acquisition, business combination or other transaction except as previously disclosed to Parent in the Company Disclosure Statement) which would impair the ability of the parties to consummate the Merger; and (iii) use their reasonable best efforts to promptly (x) take, or cause to be taken, all other actions and (y) do, or cause to be done, all other things reasonably necessary, proper or appropriate to satisfy the conditions set forth in Item 3--"Identity and Background--Merger Agreement--Conditions of the Offer" and the conditions precedent to the obligations of Parent, the Purchaser and the Company to effect the Merger (as further described in "--The Merger") (unless waived) and to consummate and make effective the transactions contemplated by the Merger Agreement on the terms and conditions set forth in the Merger Agreement (including seeking to remove promptly any injunction or other legal barrier that may prevent such consummation); PROVIDED, HOWEVER, that no loan agreement or contract for borrowed money shall be repaid except as currently required by its terms, in whole or in part, and, subject to the terms of the Merger Agreement, no contract shall be amended to increase the amount payable thereunder or otherwise to be more burdensome to the Company or any of its subsidiaries in order to obtain any such consent, approval or authorization without first obtaining the written approval of Parent and the Purchaser.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, corporate authority, capital structure, financial statements, public filings, litigation, compliance with applicable laws, consent and approvals, employee benefit plans, brokers' or finders' fees, state takeover statutes, voting requirements, taxes, intellectual property, Year 2000 compliance and the absence of any material adverse changes in the Company since December 31, 1998.

    TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company:

    (a) by mutual written consent of Parent and the Company; or

    (b) by Parent or the Company if:

       (i) the Purchaser shall not have accepted for payment and paid for shares of Common Stock pursuant to the Offer by September 30, 1999 (the "Termination Date"); PROVIDED THAT the right to terminate the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before the Termination Date; or

       (ii) any court of competent jurisdiction or Governmental Body shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, shares of Common Stock pursuant to the Offer or the payment for shares of Common Stock or the making of any Cash Payment pursuant to the Merger and such order, decree, ruling or other action shall have become final and nonappealable.

    (c) by the Company if:

       (i) Parent or the Purchaser breaches or fails in any material respect to perform or comply with its covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect and such breach cannot or has not been cured within fifteen (15) days after the giving of written notice of such breach to the Parent and the Purchaser, other than any breach or breaches which is or are not reasonably likely to affect adversely Parent's or the Purchaser's ability to complete the Offer or the Merger; or

       (ii) Parent or the Purchaser shall have (A) failed to commence the Offer within five (5) business days following the date of the Merger Agreement, (B) terminated the Offer in violation of its terms or the Merger Agreement; or (C) failed to pay for shares of Common Stock in accordance with the terms of the Offer and, in any event, on or prior to the Termination Date, unless, in the case of (A), (B) or (C), such failure shall have been caused by the failure of the Company to satisfy the conditions set forth in clauses (v)(e) or (v)(f) of Item 3--"Identity and Background--Merger Agreement--Conditions of the Offer".

    (d) by Parent or the Purchaser if:

       (i) the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to Parent or the Purchaser;

       (ii) the Offer is terminated or expires in accordance with its terms without the Purchaser having purchased any Common Stock thereunder due to an occurrence which would result in a failure to satisfy any one or more of the conditions set forth in Item 3-- "Identity and Background--Merger Agreement--Conditions of the Offer", unless any such failure shall have been caused by or resulted from the failure of Parent or the Purchaser to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or the Purchaser of any representation or warranty of either of them contained in the Merger Agreement;

       (iii) in the event of a breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition set forth in clause (v)(e) or (v)(f) of Item 3--"Identity and Background-- Merger Agreement--Conditions of the Offer", (B) cannot or has not been cured prior to the earlier of (x) fifteen (15) days after the giving of written notice of such breach to the Company and (y) two (2) business days prior to the date on which the Offer expires and (C) has not been waived by Parent pursuant to the provisions of the Merger Agreement;

       (iv) any condition contained in Item 3--"Identity and Background--Merger Agreement-- Conditions of the Offer" shall not have been satisfied by the expiration date of the Offer and on or prior to such date it shall have been publicly disclosed, or Parent shall have otherwise learned, that beneficial ownership (determined for the purposes of this clause (iv) as set forth in Rule 13d-3 promulgated under the Exchange Act) of 30% or more of the Common Stock has been acquired by any person, entity or group (as defined in Section 13(d)(3) under the Exchange Act); or

       (v) any Stockholder Agreement shall have ceased to be in full force and effect or any party to any such agreement (other than Parent or the Purchaser) shall materially breach or repudiate any such agreement.

    The Merger Agreement provides that, in the event of termination of the Merger Agreement and the abandonment of the Merger pursuant to the terms of the Merger Agreement, no party to the Merger Agreement (or any such party's directors and officers) shall have any liability or further obligation to any other party to the Merger Agreement, except with respect to the provisions described under "--Directors' and Officers' Indemnification" and "--Payment of Certain Fees and Expenses Upon Termination."

    PAYMENT OF CERTAIN FEES AND EXPENSES UPON TERMINATION.

    Except as provided in the two next succeeding paragraphs, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses, except as expressly set forth in the Merger Agreement.

    If the Merger Agreement is terminated (i) by Parent in accordance with paragraph (d)(ii) or (d)(iii) under "--Termination" by reason of the occurrence of any event not resulting from the willful action or willful omission or gross negligence of the Company or any of its subsidiaries and which is specified in clause (v)(e) of Item 3--"Identity and Background--Merger Agreement--Conditions of the Offer", then the Company shall reimburse Parent in immediately available funds for the reasonable documented expenses of Parent and the Purchaser incurred in connection with the transactions contemplated by the Merger Agreement (including, without limitation, printing fees, filing fees and fees and expenses of its legal and financial advisors and all fees and expenses payable to any financing sources) not to exceed $8,000,000, such payment to be made by the Company not later than the second business day after receipt by the Company of documentation evidencing such expenses.

    If the Merger Agreement is terminated (i) by Parent in accordance with paragraph (d)(ii) under "--Termination" by reason of the occurrence of any event specified in clauses (v)(f) or (g) of Item 3-- "Identity and Background--Merger Agreement--Conditions of the Offer" or any event specified in clause (v)(e) of
Item 3--"Identity and Background--Merger Agreement--Conditions of the Offer" and resulting from willful action or willful omission or gross negligence of the Company or any of its subsidiaries; (ii) by Parent in accordance with paragraph
(d)(i) or (d)(iii) under "--Termination" (but, in the case of paragraph (d)(iii) under "--Termination", only to the extent such event results from the willful act or willful omission or gross negligence of the Company or any of its subsidiaries); or (iii) by Parent pursuant to paragraph (d)(iv), if within twelve (12) months of the date of such termination the Company enters into a definitive agreement for a transaction in respect of an Acquisition Proposal with any person or entity other than Parent or its affiliates, the Company shall pay to Parent, on the business day next succeeding the date of termination (or in the case of a termination pursuant to clause (iii) of this paragraph, the date on which such definitive agreement is entered into), by wire transfer in immediately available funds an amount equal to $32,000,000.

STOCKHOLDER AGREEMENTS

    THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE COMMON STOCKHOLDER AGREEMENTS AND THE PREFERRED STOCKHOLDER AGREEMENTS. THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RELEVANT STOCKHOLDER AGREEMENTS, EACH OF WHICH IS INCORPORATED HEREIN BY REFERENCE AND COPIES OF THE FORMS OF SUCH AGREEMENTS WHICH HAVE BEEN FILED WITH THE COMMISSION AS EXHIBITS (C)(4) AND (C)(5) TO THIS
SCHEDULE 14D-9.

    COMMON STOCKHOLDER AGREEMENTS.

    Parent and the Purchaser have entered into the Common Stockholder Agreements with Samuel Chisolm, David Chance, Robert E. Fowler III, certain affiliates of Advent International Group and the Chase Group and Morgan Grenfell who are the record and beneficial owners of, in the aggregate, 16,175,431 shares of Common Stock, warrants exercisable for 5,500,000 shares of Common Stock and options to purchase 2,286,000 shares of Common Stock (representing approximately 48.4% of the outstanding Common Stock and approximately 51.5% of the Common Stock on a fully-diluted basis).

    AGREEMENT TO TENDER COMMON STOCK. Pursuant to each Common Stockholder Agreement, each Stockholder has agreed to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer, in a timely manner for acceptance by the Purchaser in the Offer, all of such Stockholder's Option Securities which constitute shares of Common Stock. The Common Stockholder Agreement provides that each Stockholder shall be entitled to receive the highest price per share of Common Stock paid by the Purchaser pursuant to the Offer for the shares of Common Stock so tendered and, additionally, provides that the price per share of Common Stock paid in the Offer shall not be less than $19.00, payable in cash.

    OPTION TO PURCHASE COMMON STOCK; CERTAIN PURCHASE OBLIGATIONS. Each Stockholder has granted to the Purchaser (x) an irrevocable option (the "Stock Option") to purchase all shares of Common Stock constituting Option Securities owned by such Stockholder at a purchase price per share equal to $19.00, payable in cash, and (y) an irrevocable option (the "Securities Option" and, together with the Stock Option, the "Option") to purchase the Option Securities (other than Option Securities constituting shares of Common Stock) at a price per Option Security equal to the $19.00 LESS the exercise price of such Option Security, payable in cash, in each case until the termination date of the applicable Common Stockholder Agreement. Until such termination date, if (i) the Offer is terminated, abandoned or withdrawn by Parent or the Purchaser (whether due to the failure of any of the conditions thereto or otherwise), (ii) the Offer is consummated but the Stockholder has not validly tendered into the Offer such Stockholder's Option Securities constituting shares of Common Stock or
(iii) the Merger Agreement is terminated in accordance with its terms, the Option shall, in any such case, become exercisable, in whole but not in part, upon the first to occur of any such event and remain exercisable, in whole but not in part, until the date which is 90 days after the date of the occurrence of such event, but shall not be exercisable in each case unless: (x) all waiting periods under the HSR Act, required for the purchase of Option Securities upon the exercise of the Option shall have expired or been waived and all other necessary governmental consents required for the Purchaser to purchase Option Securities upon the exercise of the Option, including, but not limited to, all necessary approvals of the Polish Anti-Monopoly Commission, and (y) there shall not then be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Option pursuant to the applicable Common Stockholder Agreement. Provided that the applicable Common Stockholder Agreement has not been terminated, in the event that the Option is not exercisable because the circumstances described in clauses (x) and (y) have not occurred, then the Option shall be exercisable for the 90 day period commencing on the date that the circumstances set forth in clauses (x) and (y) have occurred.

    In the event that the Purchaser shall have purchased shares of Common Stock in the Offer in an amount necessary to satisfy the Minimum Condition in accordance with the terms of the Merger Agreement, the Purchaser shall thereafter purchase all of the Option Securities (other than shares of

Common Stock) then held by the Stockholders no later than the date which is the third business day after the date of such consummation, at a purchase price per Option Security equal to the price paid per share of Common Stock in the Offer, LESS the exercise price of such Option Security.

    CERTAIN COVENANTS. Pursuant to the Common Stockholder Agreements, each Stockholder has agreed that during the period commencing on June 2, 1999, and continuing until the first to occur of (i) the Effective Time, (ii) the last date the Option is exercisable as set forth under the heading "--Option to Purchase Common Stock; Certain Purchase Obligations" and (iii) the termination date of the applicable Common Stockholder Agreement, at any meeting of the holders of shares of Common Stock, however called, or in connection with any written consent of the holders of shares of Common Stock, such Stockholder shall vote (or cause to be voted) the shares of Common Stock (if any) owned by such Stockholder whether issued, heretofore owned or hereafter acquired, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the applicable Common Stockholder Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Amended and Restated Certificate of Incorporation or By-laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the applicable Common Stockholder Agreement and the Merger Agreement. Each Stockholder has also agreed not to enter into any agreement or understanding with any person or entity the effect of which would be to violate the provisions and agreements contained in this paragraph.

    Each Stockholder has also agreed as follows:

        (a) Beginning on June 2, 1999, and ending on the last date the Option is exercisable as set forth under the heading "--Option to Purchase Common Stock; Certain Purchase Obligations", such Stockholder shall not, in its capacity as such, directly or indirectly, initiate, solicit (including by way of furnishing information), encourage or respond to or take any other action knowingly to facilitate, any inquiries or the making of any proposal by any person or entity (other than Parent or any affiliate of Parent) with respect to the Company that constitutes or reasonably may be expected to lead to, an Acquisition Proposal (as defined in Item 3--"Identity and Background-- Merger Agreement--No Solicitation"), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain any Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or permit any person or entity acting on behalf of such Stockholder to do any of the foregoing. If a Stockholder receives any inquiry or proposal regarding any Acquisition Proposal, such Stockholder shall promptly inform Parent of that inquiry or proposal and the details thereof.

        (b) Beginning on June 2, 1999, and ending on the last date the Stock Option is exercisable as set forth under the heading "--Option to Purchase Common Stock; Certain Purchase Obligations", except as expressly contemplated by the applicable Common Stockholder Agreement, such Stockholder shall not (i) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Option Securities or any interest therein; PROVIDED that a Stockholder may transfer any Option Securities to any affiliate of such Stockholder; PROVIDED, FURTHER, that such transferee shall have become a party to the applicable Common Stockholder Agreement (or an agreement identical to such agreement) and shall be deemed to make all representations and warranties set forth in the applicable Common Stockholder Agreement on the date of the transfer of such Option Securities; (ii) grant any proxies or powers of attorney (except for powers of attorney granted to affiliates of such Stockholder solely for administrative purposes and which require the holder thereof to vote any and all shares of Common Stock subject to such powers in accordance with the applicable Common Stockholder Agreement), deposit any Option Securities into a voting trust or enter into a voting agreement with respect to any Option Securities; or (iii) take any action that would make any representation or warranty of such Stockholder contained in the applicable Common Stockholder Agreement untrue or incorrect or have the effect of preventing such Stockholder from performing the Stockholder's obligations under the applicable Common Stockholder Agreement.

        (c) Such Stockholder irrevocably waives any rights of appraisal or rights to dissent from the Merger that such Stockholder may have.

        (d) Such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any Certificate or uncertificated interest representing any of such Stockholder's Option Securities, unless such transfer is made in compliance with the applicable Common Stockholder Agreement.

    REPRESENTATIONS AND WARRANTIES. In the Common Stockholder Agreements, each Stockholder has made customary representations and warranties to Parent with respect to, among other things, ownership of, and capacity with respect to the Option Securities subject to the Common Stockholder Agreement, legal capacity to enter into the Common Stockholder Agreement, absence of conflicts or of violations of laws and absence of liens in respect of the securities subject to such agreements.

    TERMINATION. Pursuant to the Common Stockholder Agreements, the obligations of the Stockholder under each such agreement terminate upon the fifth day after the earlier of (i) the expiration of the 90 day exercise period described under "--Option to Purchase Common Stock; Certain Purchase Obligations", (ii) at the Stockholder's option, upon the valid termination of the Merger Agreement by the Company pursuant to the conditions described in paragraph (c) in Item 3-- "Identity and Background--Merger Agreement--Termination" or (iii) the date which is 180 days after the date of the Common Stockholder Agreement.

    PREFERRED STOCKHOLDER AGREEMENTS.

    Parent and the Purchaser have entered into the Preferred Stockholder Agreements with certain members of the Chase Group and Morgan Grenfell who are the holders of all of the outstanding Preference Shares.

    OPTION TO PURCHASE PREFERENCE SHARES; CERTAIN PURCHASE OBLIGATIONS. Each Preferred Stockholder has granted to the Purchaser (x) an irrevocable option (the "Preferred Stock Option") to purchase all Preference Shares owned by such Preferred Stockholder at a purchase price per Preference Share equal to the liquidation preference of such Preference Share PLUS all accrued and unpaid dividends thereon on the date of purchase, payable in cash, until the termination date of the applicable Preferred Stockholder Agreement. Until such termination date, if (i) the Offer is terminated, abandoned or withdrawn by Parent or the Purchaser (whether due to the failure of any of the conditions thereto or otherwise), (ii) the Offer is consummated but the Purchaser has not accepted for payment and paid for shares of Common Stock, or (iii) the Merger Agreement is terminated in accordance with its terms, the Preferred Stock Option shall, in any such case, become exercisable, in whole but not in part, upon the first to occur of any such event and remain exercisable, in whole but not in part, until the date which is

90 days after the date of the occurrence of such event, but shall not be exercisable in each case unless: (x) all waiting periods under the HSR Act, required for the purchase of Preference Shares upon the exercise of the Preferred Stock Option, shall have expired or been waived and all other necessary governmental consents required for the Purchaser to purchase Preference Shares upon the exercise of the Preferred Stock Option, including, but not limited to, all necessary approvals of the Polish Anti-Monopoly Commission, and (y) there shall not then be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Preferred Stock Option pursuant to the applicable Preferred Stockholder Agreement. Provided that the applicable Preferred Stockholder Agreement has not been terminated, in the event that the Preferred Stock Option is not exercisable because the circumstances described in clauses (x) and (y) have not occurred, then the Preferred Stock Option shall be exercisable for the 90 day period commencing on the date that the circumstances set forth in clauses (x) and (y) have occurred.

    In the event that the Purchaser shall have purchased shares of Common Stock in the Offer in an amount necessary to satisfy the Minimum Condition in accordance with the terms of the Merger Agreement, the Purchaser shall thereafter purchase all of the Preference Shares held by the Stockholders no later than the date which is the third business day after the date of such consummation, at a purchase price per Preference Share equal to the liquidation preference of such Preference Share PLUS all accrued and unpaid dividends thereon on the date of purchase, payable in cash.

    CERTAIN COVENANTS. Pursuant to the Preferred Stockholder Agreements, each Stockholder has agreed that during the period commencing on June 2, 1999, and continuing until the first to occur of (i) the Effective Time, (ii) the last date the Option is exercisable as set forth under the heading "--Option to Purchase Preference Shares; Certain Purchase Obligations" and (iii) the termination date of the applicable Preferred Stockholder Agreement, at any meeting of the holders of Preference Shares (or of the Holders, to the extent the holders of Preference Shares are entitled to vote with the Holders, whether as a single class or otherwise) however called, or in connection with any written consent of the holders of Preference Shares, such Preferred Stockholder shall vote (or cause to be voted) the Preference Shares owned by such Preferred Stockholder whether issued, heretofore owned or hereafter acquired, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the applicable Preferred Stockholder Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Amended and Restated Certificate of Incorporation or By-Laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the applicable Preferred Stockholder Agreement and the Merger Agreement. Each Preferred Stockholder has also agreed not to enter into any agreement or understanding with any person or entity the effect of which would be to violate the provisions and agreements contained in this paragraph.

    Each Preferred Stockholder has also agreed as follows:

        (a) Beginning on June 2, 1999, and ending on the last date the Preferred Stock Option is exercisable as set forth under the heading "--Option to Purchase Preference Shares; Certain Purchase Obligations", such Preferred Stockholder shall not, in its capacity as such, directly or indirectly, initiate, solicit (including by way of furnishing information), encourage or respond to or take any other action knowingly to facilitate, any inquiries or the making of any proposal by any person or entity (other than Parent or any affiliate of Parent) with respect to the Company that constitutes or reasonably may be expected to lead to, an Acquisition Proposal (as defined in Item 3--"Identity and Background--Merger Agreement--No Solicitation"), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain any Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or permit any person or entity acting on behalf of such Preferred Stockholder to do any of the foregoing. If a Preferred Stockholder receives any inquiry or proposal regarding any Acquisition Proposal, such Preferred Stockholder shall promptly inform Parent of that inquiry or proposal and the details thereof.

        (b) Beginning on June 2, 1999, and ending on the last date the Preferred Stock Option is exercisable as set forth under the heading "--Option to Purchase Preference Shares; Certain Purchase Obligations", except as expressly contemplated by the applicable Preferred Stockholder Agreement, such Preferred Stockholder shall not (i) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Preference Shares or any interest therein; PROVIDED that a Preferred Stockholder may transfer any Preference Shares to any affiliate of such Preferred Stockholder; PROVIDED, FURTHER, that such transferee shall have become a party to the applicable Preferred Stockholder Agreement (or an agreement identical to such agreement) and shall be deemed to make all representations and warranties set forth in the applicable Preferred Stockholder Agreement on the date of the transfer of such Preference Shares;
    (ii) grant any proxies or powers of attorney (except for powers of attorney granted to affiliates of such Preferred Stockholder solely for administrative purposes and which require the holder thereof to vote any and all Preference Shares subject to such powers in accordance with the applicable Preferred Stockholder Agreement), deposit any Preference Shares into a voting trust or enter into a voting agreement with respect to any Preference Shares; or (iii) take any action that would make any representation or warranty of such Preferred Stockholder contained in the applicable Preferred Stockholder Agreement untrue or incorrect or have the effect of preventing such Preferred Stockholder from performing such Preferred Stockholder's obligations under the applicable Preferred Stockholder Agreement.

        (c) Such Preferred Stockholder irrevocably waives any rights of appraisal or rights to dissent from the Merger that such Preferred Stockholder may have.

        (d) Such Preferred Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any Certificate or uncertificated interest representing any of the Stockholder's Preference Shares, unless such transfer is made in compliance with the applicable Preferred Stockholder Agreement.

    REPRESENTATIONS AND WARRANTIES. In the Preferred Stockholder Agreements, each Preferred Stockholder has made customary representations and warranties to Parent with respect to, among other things, ownership of, and capacity with respect to the Preference Shares subject to the Preferred Stockholder Agreements, legal capacity to enter into the Preferred Stockholder Agreements, absence of conflicts or of violations of laws and absence of liens in respect of the shares subject to such agreements.

    TERMINATION. Pursuant to the Preferred Stockholder Agreements, the obligations of the Preferred Stockholder under each such agreement terminate upon the fifth day after the earlier of (i) the expiration of the 90 day exercise period described under "--Option to Purchase Preference Shares; Certain Purchase Obligations", (ii) at the Stockholder's option, upon the valid termination of the Merger Agreement by the Company under the conditions described in paragraph (c) in Item 3-- "Identity and Background--Merger Agreement--Termination" or (iii) the date which is 180 days after the date of the Preferred Stockholder Agreements.

CONFIDENTIALITY AGREEMENT

    THE FOLLOWING IS A SUMMARY OF THE CONFIDENTIALITY AGREEMENT, DATED AS OF APRIL 12, 1999, BETWEEN PARENT AND THE COMPANY (THE "CONFIDENTIALITY AGREEMENT"). THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CONFIDENTIALITY AGREEMENT, A COPY OF WHICH HAS BEEN FILED WITH THE COMMISSION AS EXHIBIT (C)(2) TO THIS SCHEDULE 14D-9.

    Pursuant to the Confidentiality Agreement, Parent has agreed, among other things, (i) to keep confidential, except as required by law or regulation or rule of any stock exchange on which Parent's shares are listed, all non-public, confidential or proprietary information furnished to Parent by the Company, together with analyses, compilations, forecasts, studies or other documents prepared by Parent which contain such information ("the Information") and to disclose any of the Information only to its Representatives (as defined below) who need to know the Information and for the purposes of evaluating the proposed transaction and (ii) to indemnify and hold the Company harmless from and against all liabilities, claims, losses, costs, damages and reasonable expenses (including reasonable counsel's fees and expenses) in any way caused by, or arising directly or indirectly from, or in consequence of any breach of the Confidentiality Agreement by Parent or any of its Representatives.

    The "Information" does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by Parent or its directors, officers, employees, and advisors (collectively, "Representatives"), (ii) is received on a non-confidential basis from an independent third party who had obtained the information lawfully and was not subject to a confidentiality agreement or other obligation of secrecy in respect of such information, (iii) Parent can show was in its possession before Parent received such information from the Company, or (iv) Parent can show was independently developed by it or on its behalf by personnel having no access to the Information at the time of independent development.

EXECUTIVE OFFICERS

    The Schedule 14D-1 of Parent indicates that Parent currently intends to cause the Company's operations to continue to be run and managed by, amongst others, the Company's existing executive officers; that Parent will continue to evaluate all aspects of the business, operations, capitalization and management of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such further actions as it deems appropriate under the circumstances then existing; that Parent intends to seek additional information about the Company during this period; and that Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS

    The Board of Directors of the Company has unanimously (i) determined that each of the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of the capital stock of the Company, including, but not limited to, the holders of shares of Common Stock (ii) approved the Offer and the Merger and (iii) recommended the acceptance of the Offer, the approval of the Merger and the approval and adoption of the Merger Agreement by the stockholders of the Company.

    This recommendation is based in part upon an opinion received from Goldman Sachs International, the Company's financial advisors ("Goldman Sachs"), that the Offer Price to be offered to the Company's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Common Stock, subject to the assumptions and qualifications contained in such opinion. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM GOLDMAN SACHS IS ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

    As set forth in Purchaser's Offer to Purchase, Purchaser will purchase shares of Common Stock tendered prior to the close of the Offer if the Minimum Condition shall have been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their shares of Common Stock in order to wait for the Merger should note that Purchaser is not obligated to purchase any shares of Common Stock, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition or any of the other conditions to the Offer are not satisfied. See Item 3--"Identity and Background--Merger Agreement--Conditions of the Offer."

    Under the DGCL and the Company's Amended and Restated Certificate of Incorporation, the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding shares of Common Stock and of two-thirds of each class of Preference Shares (voting separately) (unless at least 90% of the outstanding shares of Common Stock and of each class of Preference Shares are held by the Purchaser) are required to approve the Merger. Accordingly, if the conditions to the Offer are satisfied and the Purchaser fulfills its obligation to purchase all of the outstanding Preference Shares pursuant to the Preferred Stockholder Agreements, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under the DGCL, if Purchaser acquires at least 90% of the then outstanding shares of Common Stock and of each class of Preference Shares, the Purchaser will be able to approve and adopt the Merger Agreement and the Merger without a vote of the Company's stockholders. Parent, Purchaser and the Company have agreed to use their reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. If Purchaser does not acquire at least 90% of the then outstanding shares of Common Stock and of each class of Preference Shares and a vote of the Company's stockholders is required under the DGCL, a longer period of time will be required to effect the Merger.

BACKGROUND OF THE OFFER

    In January 1998, the Company approached Parent regarding the possibility of acquiring Parents' Hungarian cable assets. Parent rejected this approach.

    In October 1998, the Company engaged Goldman Sachs to review its strategic alternatives and to assist in negotiations with a potential joint venture partner ("Potential Joint Venture Partner").

    In December 1998, representatives of Parent contacted Robert E. Fowler, the Chief Executive Officer of the Company, to discuss the possibility of a cooperative relationship between the two parties. Mr. Fowler agreed to discuss this possibility and efforts were made to arrange a meeting between Mr. Fowler and Mark Schneider, the Chairman of the Management Board and Chief Executive Officer of Parent. This meeting never occurred due to the scheduling demands of the principals and, according to the bidders' Schedule 14D-1, due to Parent's need to focus its resources on the successful completion of its March 1999 initial public offering.

    Towards the end of 1998, Mr. Fowler was contacted by a potential strategic partner (a "Potential Strategic Partner") regarding a possible investment in the Company. Mr. Fowler subsequently met with representatives of that Potential Strategic Partner to discuss potential strategic alternatives for the Company. Such Potential Strategic Partner entered into a Confidentiality Agreement with the Company on February 24, 1999 and began conducting its due diligence on the Company soon after.

    At the Company's February 1999 Board of Director's meeting, Mr. Fowler informed the Board of several potential business opportunities in connection with the selection of an industry investor for the Company. It was reported to the Board that such investor would invest either at the parent company level or at the level of a relevant subsidiary. A number of companies, including the Parent, were identified to the Board as potential partners.

    By the end of March 1999, discussions with Potential Joint Venture Partner were placed on hold following the inability of the Company and Potential Joint Venture Partner to reach agreement on a variety of key issues surrounding a proposed joint venture arrangement. In March 1999, Mr. Fowler asked Goldman Sachs to approach a wider universe of potential interested parties (each, a "Potential Interested Party") in order to determine if any other such person would be willing to consider making an investment in the Company.

    Between late March and early May 1999, Goldman Sachs approached a total of approximately 15 Potential Interested Parties, including certain diversified media groups, telecommunications companies and cable network operators. Of such persons approached by Goldman Sachs, several Potential Interested Parties indicated interest in pursuing further discussions with the Company.

    In late March 1999, representatives of Parent contacted Goldman Sachs to inquire as to whether the Company would consider a possible business combination. On April 1, 1999, Charles Bracken, the Managing Director, Strategy Acquisitions and Corporate Development at Parent, met with Mr. Fowler to discuss Parent's interest in a possible business combination with the Company. Parent stated in its Schedule 14D-1 that in the first week of April 1999, Parent retained Morgan Stanley & Co. Limited ("Morgan Stanley") to represent it in any possible transaction with the Company. Thereafter, representatives of Morgan Stanley contacted representatives of Goldman Sachs to discuss the procedures for participating in any contemplated sale process. Parent entered into a Confidentiality Agreement with the Company on April 12, 1999. Parent began conducting financial, operational and legal due diligence on the Company soon after.

    During the period from April 12, 1999 to May 18, 1999, Goldman Sachs and senior management of the Company held a series of meetings and telephonic discussions with members and representatives of Parent and other Potential Interested Parties who had also entered into confidentiality agreements with the Company (each also a "Potential Strategic Partner") to assist each of them in their respective due diligence efforts.

    In the period through May 1999, the Company also received unsolicited expressions of interest from various other Potential Interested Parties.

    In mid to late April 1999, Goldman Sachs separately informed each Potential Strategic Partner, including Parent, that the Company wished to receive proposals from each of them on or before May 19, 1999.

    On May 11, 1999, the Company made a public announcement stating that it had retained Goldman Sachs to advise its Board of Directors in discussions it was having with potential strategic investors and that these discussions could entail the sale of all or part of the Company.

    On May 19, 1999, in a telephone call with Goldman Sachs, Parent indicated its continued interest in acquiring all of the outstanding Common Stock. Parent also indicated that it would require the opportunity to conduct further due diligence and a period of exclusivity in which to complete that due diligence and negotiate definitive transaction documentation. During the course of this call, Parent and Goldman Sachs discussed the valuation of the Company. Parent subsequently agreed to value the Common Stock at $19.00 per share contingent upon receiving an exclusive negotiation period to allow it to perform legal due diligence and other confirmatory due diligence and to negotiate a definitive transaction agreement. The consideration to be paid pursuant to this proposal was to be comprised of $9.50 in cash, and shares in a new class of equity securities of Parent which Parent valued at $9.50. At this point Parent also indicated that, as a condition to its willingness to offer $19.00 per share of Common Stock, Parent would require that stockholders of the Company representing a majority of the issued and outstanding Common Stock agree to support the proposed transaction.

    During the period from May 21, 1999, to May 23, 1999, representatives of Parent and its advisors, Morgan Stanley and White & Case LLP, conducted further legal, business and financial due diligence regarding the Company in London, Warsaw and Washington, D.C. During this period, members of Parent's senior management and the Company's senior management met to discuss potential synergies that could be achieved in combining the businesses of Parent and the Company.

    On May 22, 1999, Baker & McKenzie, counsel to the Company, delivered to Parent a draft of a proposed Merger Agreement which called for a single-step merger of the Company with and into a subsidiary of Parent in exchange for cash and securities of Parent, including a contingent value right.

    On May 24, 1999 the Board of Directors of the Company met at the Company's offices in London to evaluate the various proposals received by Goldman Sachs on behalf of the Company. Present at the meeting, in person or by telephone, were representatives of the Company's financial advisors, Goldman Sachs, and the Company's legal counsel, Baker & McKenzie and Young Conaway Stargatt & Taylor, LLP. Goldman Sachs made a presentation of the Company's business plan (which business plan was prepared by the Company's management) and a comparison of the business plan with public market projections for other cable and pay television companies. Following a discussion of the proposals received from other Potential Strategic Partners by the Company to date, the Board of Directors of the Company authorized Goldman Sachs and a designated sub-committee to conduct further negotiations with Parent. The Board of Directors of the Company authorized the Company's management to grant Parent an exclusive negotiating period through the morning of June 1, 1999, subject to receipt and review of Parent's comments on the draft Merger Agreement.

    As a result of further discussions among the principals and their advisors, Parent agreed that any transaction between the parties would be an all-cash transaction.

    On May 26, 1999 Parent delivered to the Company a revised draft of the Merger Agreement marked to reflect its required changes to the Merger Agreement, including the requirement that any potential transaction be a cash transaction.

    On May 26 and 27, representatives of the Company's legal counsel, Baker & McKenzie, and Parent's legal counsel, White & Case LLP, had numerous telephone conversations regarding the proposed Merger Agreement. On May 28, 1999 representatives of Baker & McKenzie and White & Case LLP met in London to continue negotiations on a possible Merger Agreement among the Company, Parent and Purchaser. These negotiations continued over the Memorial Day/Bank Holiday weekend (May 28 through May 31). Representatives of the Company's financial advisors, Goldman Sachs, and Parent's financial advisors, Morgan Stanley, also participated in these negotiations as needed.

    Simultaneously therewith, Parent and its advisors negotiated the terms of the Stockholder Agreements which, subject to the approval of the Board of Directors of the Company, were to be entered into, in the event the Merger Agreement was executed, with representatives of the Stockholders and the Preferred Stockholders and those agreements were revised to reflect the outcome of such negotiations. During this period, Parent finalized its due diligence review of the Company.

    During this time, the Company also received proposals from other Potential Strategic Partners. One consortium offered to purchase a substantial minority interest in the Company in the form of newly issued securities at a price per share of Common-Stock-equivalent that was less than the Offer Price. This consortium subsequently raised its offer to an acquisition of all of the outstanding shares of Common Stock at a price per share slightly below the Offer Price. Another consortium, which included Potential Joint Venture Partner, made an offer for all of the outstanding shares of Common Stock. The base price per share was slightly below the Offer Price and was subject to adjustment down or up depending on due diligence and unspecified criteria. At the upper end of the adjustment range, the price offered could have been higher than the Offer Price, and at the lower end of the adjustment range, the price offered would have been lower than the Offer Price. The offer was also subject to a two-week exclusivity period for due diligence and negotiation.

    On May 31, 1999, the Board of Directors of the Company held a telephonic meeting to review the current status of negotiations with Parent and to again consider other strategic alternatives for the Company. Present at the meeting, in person or by telephone, were representatives of the Company's financial advisors, Goldman Sachs, and the Company's legal counsel, Baker & McKenzie and Young Conaway Stargatt & Taylor, LLP. Goldman Sachs informed the Board of Directors that it was prepared to provide an opinion as to the fairness to the Company's stockholders from a financial point of view of the Offer Price to be paid pursuant to the Merger Agreement, subject to certain assumptions and qualifications contained in such opinion. Having considered all the information presented to them, the members of the Board of Directors voted unanimously to approve Parent's offer, the Merger, the Merger Agreement and the Stockholder Agreements, subject to the satisfactory finalization of definitive documentation.

    On June 1, 1999, Parent's and the Company's respective legal and financial advisors met to finalize the Merger Agreement and on the evening of June 1, 1999, Messrs. Schneider and Fowler met to resolve certain final issues. Early in the morning of June 2, 1999, the Merger Agreement was executed by Parent, the Purchaser and the Company and the Stockholder Agreements were executed by Parent, the Purchaser and the various Stockholders and Preferred Stockholders. Parent, the Purchaser and the Company then issued a joint press release announcing the signing of the Merger Agreement.

    On June 8, 1999, the Purchaser and Parent commenced the Offer.

REASONS FOR THE RECOMMENDATION

    In approving the Offer and the Merger Agreement and recommending that all shareholders tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors including:

    (a) possible alternatives to the Offer and the Merger, including, without limitation, those resulting from the search for Potential Strategic Partners conducted by Goldman Sachs and continuing to operate the Company as an independent entity, and the risks associated therewith;

    (b) the familiarity of the Board with the business, results of operations and prospects of the Company and the nature of its industry;

    (c) the Company's existing competition in the industry in which it operates and future competition, the relevant size of other participants in the industry in which it operates and the available capital and other resources of such other participants as compared to the available capital and other resources of the Company;

    (d) the presentations of Goldman Sachs at the May 24 and May 31, 1999 Board of Directors meetings and the opinion of Goldman Sachs that the Offer Price to be offered to the Company's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Common Stock, subject to the assumptions and qualifications contained in such opinion. THE FULL TEXT

OF THE WRITTEN OPINION OF GOLDMAN SACHS DATED JUNE 2, 1999, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

    (e) that the Offer Price represents (i) a premium of approximately 134% over the $8 1/8 closing price for the Common Stock on the Nasdaq National Market on May 10, 1999, the last trading day prior to the announcement that Goldman Sachs had been retained by the Company, and (ii) a premium of approximately 52% over the $12 1/2 closing price on the Nasdaq National Market for the Shares on June 1, 1999, the last trading day prior to the announcement of the Offer;

    (f) the financial and other terms and conditions of the Offer and Merger Agreement;

    (g) the fact (i) that holders of approximately 48.4% of the outstanding Common Stock and approximately 51.5% of the Common Stock on a fully diluted basis were prepared, subject to the approval of the Board of Directors, to enter into Common Stockholder Agreements with Purchaser and Parent and (ii) that the holders of all of the outstanding Preference Shares were prepared, subject to the approval of the Board of Directors, to enter into Preferred Stockholder Agreements with Purchaser and Parent;

    (h) the fact that the Offer and the Merger were not subject to a financing condition; and

    (i) the likelihood that the Offer and the Merger would be consummated.

    The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendation as being on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    Goldman Sachs is acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to its agreement with the Company, Goldman Sachs is entitled to a transaction fee of 0.8% of the Aggregate Consideration of the transaction (less $1 million previously paid by the Company in connection with the Company's retention of Goldman Sachs). The Aggregate Consideration for the purpose of calculating the transaction fee shall mean (i) in the case of the issue, sale, transfer or other disposal of securities, the total consideration paid for such securities (including amounts paid or to be offered to holders of options, warrants and convertible securities) plus the principal amount of all indebtedness (other than trade creditors) as set forth on the most recent consolidated balance sheet of the Company or other relevant company prior to the completion of the relevant transaction or as determined by Goldman Sachs; and (ii) in the case of a sale, transfer or other disposal of businesses or assets, the total consideration paid for such businesses or assets, plus the net value of any current assets attributable to such businesses or assets not so sold, transferred or disposed of and the principal amount of all indebtedness (other than trade creditors) assumed by the purchaser. The transaction fee will become payable in cash upon the closing of the Offer and the Merger. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse Goldman Sachs periodically for their reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Goldman Sachs against certain expenses and liabilities incurred in connection with its engagement, including liabilities under Federal securities laws. As set forth in Goldman Sach's opinion, which is attached hereto as Annex B, Goldman Sachs has performed and continues to perform investment banking services for Parent and its subsidiaries.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) On June 2, 1999, the Company waived any nontransferability provisions contained in the Stock Option Agreements between the Company and Robert Fowler, Samuel Chisholm, and David Chase in order to permit such persons to perform their obligations under their respective Stockholder Agreements.

    (b) On June 2, 1999, the Company waived the restrictions contain in Section 2.02(g) of the Preference Warrant Agreement, dated January 27, 1999, prohibiting the transfer of shares of Common Stock underlying the Preference Warrants prior to January 27, 2000. Such waiver only effects and constitutes a waiver in connection with the transfer of the underlying shares of Common Stock to Parent and/or Purchaser as contemplated in the Merger Agreement and the Preferred Stockholder Agreements.

    (c) To the best of the Company's knowledge, all of the Company's executive officers and directors who own shares of Common Stock currently intend to tender all of their shares pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    SECTION 203 OF THE DGCL

    As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless, among other things the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

    In accordance with the Merger Agreement and Section 203, the Board approved the Offer, the Merger, the Merger Agreement, the Stockholders Agreements, and the transactions contemplated by the Merger Agreement and the Stockholders Agreements. Accordingly, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

    Article VIII of the Company's Amended and Restated Certificate of Incorporation provides that "no Business Combination shall be consummated or effected, directly or indirectly, unless such

Business Combination shall have been approved or authorized by the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66 2/3)% of the shares of Voting Stock which are not Beneficially Owned by the Related Person or an Affiliate or Associate of such Related Person." The prohibition of
Article VIII does not apply, however, where, among other things, the "Business Combination" has been expressly approved by not less than two-thirds ( 2/3) of the "Continuing Directors." For purposes of Article VIII, the term "Continuing Director" is defined to mean, among other things, "any member of the Board of Directors of the Corporation who is not the Related Person, and not an Affiliate, Associate, representative or nominee of the Related Person or of such an Affiliate or Associate, that is involved in the relevant Business Combination, and . . . was a member of the Board of Directors prior to the Determination Date with respect to such Related Person."

    The Offer, the Merger, the Merger Agreement, the Stockholders Agreement, and the transactions contemplated thereby were unanimously approved by the Board of Directors of the Company, all of whom are "Continuing Directors" as that term is defined in Article VIII. Accordingly, the super-majority stockholder voting requirement of Article VIII is not applicable to the Merger, the Merger Agreement and the related transactions.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Purchaser's Offer to Purchase, dated June 8, 1999

(a)(2)     Purchaser's Letter of Transmittal, dated June 8, 1999

(a)(3)     Opinion of Goldman Sachs International, dated June 2, 1999 (filed as Annex B hereto)

(a)(4)     Joint Press Release of @ Entertainment, Inc., United Pan-Europe Communications N.V., and Bison
           Acquisition Corp., dated June 2, 1999

(c)(1)     Merger Agreement among @ Entertainment, Inc., United Pan-Europe Communications N.V., and Bison
           Acquisition Corp., dated as of June 2, 1999

(c)(2)     Confidentiality Agreement between @ Entertainment, Inc. and United Pan-Europe Communications N.V., dated
           April 12, 1999

(c)(3)     The Company's Information Statement filed pursuant to Section 14(f) of the Securities Exchange Act of
           1934 and Rule 14f-1 (filed as Annex A hereto)

(c)(4)     Form of Common Stockholder Agreement, dated as of June 2, 1999, between United Pan-Europe Communications
           N.V., Bison Acquisition Corp. and certain common stockholders of @ Entertainment, Inc.

(c)(5)     Form of Preferred Stockholder Agreement, dated as of June 2, 1999, among United Pan-Europe
           Communications N.V., Bison Acquisition Corp. and each of the holders of preference shares of @
           Entertainment, Inc.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                @ENTERTAINMENT, INC.

                                By:          /s/ ROBERT E. FOWLER, III
                                     -----------------------------------------
                                               Robert E. Fowler, III
                                              CHIEF EXECUTIVE OFFICER

June 15, 1999

                                    ANNEX A
 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

        NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED
             AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

    This Information Statement, which is being mailed on or about June 15, 1999 to the holders of shares of the common stock, par value $.01 per share (the "Common Stock"), of @ Entertainment, Inc., a Delaware corporation (the "Company" or "@ Entertainment"), is being furnished in connection with the designation by Bison Acquisition Corp., a Delaware corporation ("Purchaser"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of June 2, 1999 (the "Merger Agreement") among the Company, United Pan-Europe Communications N.V., a public company with limited liability incorporated under the laws of The Netherlands ("Parent"), and Purchaser. This Information Statement is attached as Annex A to the Schedule 14D-9 (the "Schedule 14D-9") of the Company with respect to the Offer (as defined below).

    Pursuant to the Merger Agreement, among other things, Purchaser is to commence a cash tender offer no later than June 8, 1999 to purchase all of the issued and outstanding shares of Common Stock (the "Shares") at a price of $19.00 per Share, net to the seller in cash, as described in Purchaser's Offer to Purchase dated June 8, 1999 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, July 6, 1999, unless extended. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK WHICH REPRESENTS AT LEAST A MAJORITY OF ALL OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK ON A FULLY DILUTED BASIS, ON THE DATE THE OFFER IS CONSUMMATED (THE "MINIMUM CONDITION"), (II) THE SATISFACTION OF THE HSR CONDITION (AS DEFINED HEREIN), (III) THE SATISFACTION OF THE PAMC CONDITION (AS DEFINED HEREIN) AND
(IV) IF REQUIRED BY APPLICABLE LAW, THE SATISFACTION OF THE EC CONDITION (AS DEFINED HEREIN). THE OFFER IS ALSO CONDITIONED UPON THE SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS DESCRIBED IN ITEM 3--"IDENTITY AND BACKGROUND--MERGER AGREEMENT--CONDITIONS OF THE OFFER" OF THE SCHEDULE 14D-9. The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or, directly or indirectly, by Parent, or any indirect or direct subsidiary of Parent or the Company, all of which will be canceled, and other than Shares, if any, held by shareholders who have perfected rights as dissenting shareholders under the Delaware General Corporation Law) will be canceled and converted into and represent the right to receive cash in an amount of $19.00, without interest.

    BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the Purchaser having acquired a majority of the outstanding shares of Common Stock, the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company, rounded up to the next whole number, as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on such Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock beneficially owned by the Purchaser and Parent and the denominator of which shall be the number of shares of Common Stock then outstanding, and the Company and its

Board of Directors shall, at such time, take any and all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors (including using its reasonable best efforts to cause directors to resign).

    Subject to applicable law, the Company has agreed to take all action requested by Parent which is reasonably necessary to effect any such election. In furtherance thereof, the Company will increase the size of the Company's Board of Directors (subject to the limitations set forth in the Company's Amended and Restated Certificate of Incorporation and By-Laws), or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit the Purchaser's designees ("Purchaser's Designees") to be elected to the Company's Board of Directors. At the Effective Time, the Company, if so requested by the Purchaser, will use its reasonable efforts to cause persons designated by the Purchaser to constitute the same percentage of each committee of such board, each board of directors of each subsidiary and each committee of each such board (in each case to the extent of the Company's ability to elect such persons and subject to any applicable stock exchange regulations). Following the election or appointment of the Purchaser's Designees as described herein and prior to the Effective Time, any amendment or termination of the Merger Agreement or the Company's Amended and Restated Certificate of Incorporation or By-Laws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent and the Purchaser or waiver of any of the Company's rights under the Merger Agreement, and any other consent or action by the Board of Directors under the Merger Agreement, will require the concurrence of a majority (which shall be at least two) of the directors of the Company then in office who were directors on June 2, 1999 and who voted to approve the Merger Agreement or are designated by a majority of the directors of the Company who were directors on June 2, 1999 and who voted to approve the Merger Agreement.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer, copies of which are being delivered to shareholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of Parent and Purchaser (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission (except that the exhibits thereto cannot be obtained from the regional offices of the Commission) in the manner set forth in Section 7 of the Offer to Purchase. The Company has been advised that Purchaser intends to obtain the funds necessary to purchase the Shares in the Offer and the Merger from Parent. In the Schedule 14D-1, Parent stated that it anticipates that it will obtain such funds from a planned private placement of high-yield notes. As of the date of the Schedule 14D-1, Parent stated in the Schedule 14D-1 that it had not completed such financing; that Parent had approached its customary financing sources in order to arrange interim financing for the Offer; that no commitment letter had been entered into with respect to such financing; and that based on conversations with its financing sources, Parent is confident that such financing can be arranged.

    No action is required by the shareholders of the Company in connection with the election of Purchaser Designees to the Board. However, Section 14(f) of the Exchange Act requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's shareholders.

    The information contained in this Information Statement concerning Parent and Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of Parent and Purchaser are located at Fred. Roeskestraat 123, P.O. Box 74763, 1070 BT Amsterdam, The Netherlands, Telephone: 31-20-778-9840.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of @Entertainment's common stock, par value $.01 per share ("Common Stock"), at June 1, 1999 by: (i) each person known by @Entertainment to own beneficially 5% or more of @Entertainment's Common Stock, (ii) the directors, the Chief Executive Officer and the four other highest paid executive officers ("Named Executive Officers") of the Company and a former executive officer who would have been one of the four most highly compensated executive officers of the Company at the end of the fiscal year 1998 and (iii) all directors and executive officers of the Company as a group. All percentages in this section were calculated on the basis of outstanding securities plus securities deemed outstanding under Rule 13d-3 of the Exchange Act.

                                                                                                   PERCENTAGE OF
                                                                                   SHARES OF       COMMON STOCK
NAME OF BENEFICIAL OWNER                                                          COMMON STOCK      OUTSTANDING
-------------------------------------------------------------------------------  --------------  -----------------
FIVE PERCENT STOCKHOLDERS:
Arnold L. Chase(1)(2)(18)
  One Commercial Plaza
  Hartford, Connecticut 06103..................................................      9,926,000            29.5%
Chase Polish Enterprises, Inc.(1)
  One Commercial Plaza
  Hartford, Connecticut 06103..................................................      9,703,000            29.1%
Cheryl A. Chase(1)(3)(19)(21)
  One Commercial Plaza
  Hartford, Connecticut 06103..................................................     10,546,000            31.5%
Polish Investments Holding L.P.(1)
  One Commercial Plaza
  Hartford, Connecticut 06103..................................................      9,703,000            29.1%
Advent International Group(4)
  75 State Street
  Boston, MA 02109.............................................................      5,216,431            15.6%
Morgan Grenfell Private Equity Limited(17)
  23 Great Winchester Street
  London, EC2P 2AX
  England......................................................................      4,950,000            12.9%
Goldman, Sachs & Co.(15)
  85 Broad Street
  New York, NY 10004...........................................................      2,630,706             7.9%
The Goldman Sachs Group, L.P.(15)
  85 Broad Street
  New York, NY 10004...........................................................      2,630,706             7.9%

DIRECTORS AND EXECUTIVE OFFICERS:
David T. Chase(5)..............................................................             --              --
Robert E. Fowler, III(6)(7)....................................................      1,301,000             3.8%
Arnold L. Chase(1)(2)(18)......................................................      9,926,000            29.5%
Scott A. Lanphere..............................................................             --              --
Jerzy Z. Swirski(8)............................................................             --              --
Samuel Chisholm(9).............................................................        500,000             1.5%
David Chance(10)...............................................................        500,000             1.5%
Agnieszka Holland..............................................................             --              --
Przemyslaw Szmyt(7)(12)........................................................        208,000               *
David Warner(7)(13)............................................................        206,000               *
Donald Miller-Jones(11)........................................................        205,000               *
David Keefe(16)................................................................        263,000               *

                                                                                                   PERCENTAGE OF
                                                                                   SHARES OF       COMMON STOCK
NAME OF BENEFICIAL OWNER                                                          COMMON STOCK      OUTSTANDING
-------------------------------------------------------------------------------  --------------  -----------------
George Z. Makowski(7)(14)......................................................             --              --
Dorothy Hansberry(22)..........................................................         52,000              --
Warren Mobley(23)..............................................................        200,000              --

ALL DIRECTORS AND OFFICERS AS A GROUP (15 PERSONS):............................     13,361,000(20)          40.0%

------------------------

*   less than 1%.

(1) This amount includes 9,703,000 shares of Common Stock owned directly by PIHLP. As a result of their control over the management of PIHLP, Arnold L. Chase, Chase Polish Enterprises, Inc. ("CPEI") and Cheryl A. Chase may be deemed to beneficially own the 9,703,000 shares of Common Stock owned by PIHLP. CPEI is the sole general partner of PIHLP. As general partner, CPEI manages PIHLP, which includes directing the voting and disposition of shares of Common Stock owned by PIHLP. Arnold L. Chase and Cheryl A. Chase each own 50% of the outstanding capital stock of CPEI and are its sole directors and executive officers.

(2) 3,000 of these shares are held by Arnold L. Chase as custodian for his son.

(3) This amount includes 733,000 shares of Common Stock owned by the Cheryl A. Chase Marital Trust, a trust of which Cheryl A. Chase is a trustee. Cheryl
    A. Chase may be deemed to be a beneficial owner, as defined by Rule 13d-3(a) under the Exchange Act, of the shares of Common Stock owned by the Cheryl Anne Chase Marital Trust.

(4) Includes the ownership by the following venture capital funds managed by Advent International Corporation; 206,019 shares owned by Advent Euro-Italian Direct Investment Program Limited Partnership, 838,856 shares owned by Advent Private Equity Fund-Central Europe Limited Partnership, 1,447,024 shares owned by Advent Global GECC Limited Partnership, 2,110,420 shares owned by Global Private Equity II Limited Partnership, 239,522 shares owned by Global Private Equity II-Europe Limited Partnership, 324,308 shares owned by Global Private Equity II-PGGM Limited Partnership, and 50,282 shares owned by Advent Partners Limited Partnership. In its capacity as manager of these funds, Advent International Corporation exercises sole voting and investment power with respect to all shares held by these funds.

(5) Does not include 505,000 shares of Common Stock and warrants to purchase 110,000 shares of Common Stock owned by Rhoda L. Chase, the wife of David T. Chase.

(6) Mr. Fowler has been granted options to purchase 1,286,000 shares of Common Stock at a price of $3.707 per share, subject to the terms and conditions of a stock option agreement. All of Mr. Fowler's options are exercisable.

(7) Messrs. Fowler, Makowski, Szmyt and Warner, in connection with the Initial Public Equity Offering, entered into agreements with Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in which the parties have agreed, in part, that during the two-year period beginning July 30, 1997, such individuals will not offer, sell, contract to sell or otherwise dispose of any securities of @Entertainment which are substantially similar to shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to shares of Common Stock without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(8) Mr. Swirski disclaims beneficial ownership of the shares held by the Advent International Group.

(9) Mr. Chisholm has been granted options to purchase 500,000 shares of Common Stock, vesting ratably over a two-year period, at an exercise price of $12.00 per share. All of Mr. Chisholm's options are exercisable as of the date hereof.

(10) Mr. Chance has been granted options to purchase 500,000 shares of Common Stock, vesting ratably over a two-year period, at an exercise price of $12.00 per share. All of Mr. Chance's options are exercisable as of the date hereof.

(11) Mr. Miller-Jones has been granted options to purchase 200,000 shares of Common Stock at a price of $14.30 per share, subject to the terms and conditions of a stock option agreement, which options vest ratably over a three-year period. All of Mr. Miller-Jones' options will vest and be exercisable upon the consummation of the Offer.

(12) Mr. Szmyt has been granted options to purchase 131,000 shares of Common Stock at a price of $15.24 per share, subject to the terms and conditions of a stock option agreement dated June 1997, which options vest ratably over a three year period. Additionally, on January 26, 1998, Mr. Szmyt was granted options to purchase 75,000 shares of Common Stock at a price of $12.24 per share, subject to the terms and conditions of a stock option agreement which options vest ratably over a three-year period. All of Mr. Szmyt's options will vest and be exercisable upon the consummation of the Offer.

(13) Mr. Warner has been granted options to purchase 131,000 shares of Common Stock at a price of $15.24 per share, subject to the terms and conditions of a stock option agreement, which options vest ratably over a five-year period. Additionally, on January 26, 1998, Mr. Warner was granted options to purchase 75,000 shares of Common Stock at a price of $12.24 per share, subject to the terms and conditions of a stock option agreement which options vest ratably over a three-year period. All of Mr. Warner's options will vest and be exercisable upon the consummation of the Offer.

(14) Mr. Makowski was the Chief Operating Officer of PCI. Mr. Makowski's employment was terminated effective as of May 1998.

(15) Pursuant to a Schedule 13G jointly filed on February 13, 1998 by Goldman Sachs & Co. and The Goldman Sachs Group, L.P., Goldman Sachs & Co. and The Goldman Sachs Group, L.P. may be deemed to share the power to direct the vote and disposition of 2,630,706 shares of Common Stock beneficially owned by Goldman Sachs & Co. and The Goldman Sachs Group, L.P.

(16) Mr. Keefe has been granted options to purchase 250,000 shares of Common Stock at a price of $12.00 per share, subject to the terms and conditions of a stock option agreement, which options vest quarterly over a two-year period. All of Mr. Keefe's options will vest and be exercisable upon the consummation of the Offer.

(17) MGPE holds warrants to purchase 4,950,000 shares of Common Stock, which warrants are immediately exercisable as of the date hereof.

(18) Includes warrants to purchase 220,000 shares of Common Stock which are immediately exercisable as of the date hereof.

(19) Includes warrants to purchase 110,000 shares of Common Stock which are immediately exercisable as of the date hereof.

(20) Includes 3,398,000 options which will vest and be exercisable upon the consummation of the Offer.

(21) Does not include warrants to purchase 110,000 shares of Common Stock owned by The Darland Trust, of which Cheryl A. Chase and her children are beneficiaries.

(22) Ms. Hansberry has been granted options to purchase 50,000 shares of Common Stock at a price of $14.30 per share, subject to the terms and conditions of a stock option agreement dated February 1, 1999, which options vest ratably over a three year period. All of Ms. Hansberry's options will vest and be exercisable upon the consummation of the Offer.

(23) Mr. Mobley has been granted options to purchase 200,000 shares of Common Stock at a price of $14.30 per share, subject to the terms and conditions of a stock option agreement dated February 1, 1999, which options vest ratably over a three year period. All of Mr. Mobley's options will vest and be exercisable upon the consummation of the Offer.

    The following table sets forth certain information regarding the beneficial ownership of @Entertainment's Series A 12% Cumulative Preference Shares, par value $0.01 per share ("Series A Preference Shares"), at June 1, 1999 by: (i) each person known by @Entertainment to own beneficially 5% or more of the issued and outstanding Series A Preference Shares, (ii) the directors, the Chief Executive Officer, the four other highest paid executive officers ("Named Executive Officers") of the Company, and a former executive officer who would have been one of the four most highly compensated executive officers of the Company at the end of the fiscal year 1998, and (iii) all directors and executive officers of the Company as a group. All percentages in this section were calculated on the basis of outstanding securities plus securities deemed outstanding under Rule 13d-3 of the Exchange Act.

    The terms of the Series A Cumulative Preference Shares provide Morgan Grenfell Private Equity Limited ("MGPE"), the initial holder of such shares, certain rights of appointing members of the Board of Directors (both immediately and in the future) and certain special voting rights (including at the Board of Directors level, where the approval of a majority of directors, including at least one MGPE Director (as defined) of the @Entertainment Board of Directors, will be required for certain matters).

                                                                                                      PERCENTAGE OF
                                                                                     SHARES OF          SERIES A
                                                                                     SERIES A        12% CUMULATIVE
                                                                                  12% CUMULATIVE       PREFERENCE
                                                                                    PREFERENCE           SHARES
NAME OF BENEFICIAL OWNER                                                              SHARES           OUTSTANDING
--------------------------------------------------------------------------------  ---------------  -------------------
FIVE PERCENT STOCKHOLDERS:
Morgan Grenfell Private Equity Limited
  23 Great Winchester Street
  London, EC2P 2AX
  England.......................................................................        45,000                100%

DIRECTORS AND EXECUTIVE OFFICERS:
David T. Chase..................................................................            --                 --
Robert E. Fowler, III...........................................................            --                 --
Arnold L. Chase.................................................................            --                 --
Scott A. Lanphere...............................................................            --                 --
Jerzy Z. Swirski................................................................            --                 --
Samuel Chisholm.................................................................            --                 --
David Chance....................................................................            --                 --
Agnieszka Holland...............................................................            --                 --
Przemyslaw Szmyt................................................................            --                 --
David Warner....................................................................            --                 --
Donald Miller-Jones.............................................................            --                 --
David Keefe.....................................................................            --                 --
George Z. Makowski..............................................................            --                 --
Dorothy Hansberry...............................................................            --                 --
Warren Mobley...................................................................            --                 --

ALL DIRECTORS AND OFFICERS AS A GROUP (15 PERSONS):.............................            --                 --

------------------------

    The following table sets forth certain information regarding the beneficial ownership of @Entertainment's Series B Cumulative Preference Shares, par value $0.01 per share ("Series B Preference Shares" and together with the Series A Preference Shares, the "Preference Shares"), at June 1, 1999 by: (i) each person known by @Entertainment to own beneficially 5% or more of the issued and outstanding Series B Cumulative Preference Shares, (ii) the directors, the Chief Executive Officer, the Named Executive Officers of the Company, and a former executive officer who would have been one of the four most highly compensated executive officers of the Company at the end of the fiscal year 1998, and (iii) all directors and executive officers of the Company as a group. All percentages in this section were calculated on the basis of outstanding securities plus securities deemed outstanding under Rule 13d-3 of the Exchange Act.

                                                                                                PERCENTAGE OF SERIES B
                                                                         SHARES OF SERIES B         12% CUMULATIVE
                                                                           12% CUMULATIVE          PREFERENCE SHARES
NAME OF BENEFICIAL OWNER                                                PREFERENCE SHARES(1)        OUTSTANDING(1)
----------------------------------------------------------------------  ---------------------  -------------------------
FIVE PERCENT STOCKHOLDERS:
Arnold L. Chase
  One Commercial Plaza
  Hartford, Connecticut 06103.........................................            2,000                       40%
Cheryl A. Chase
  One Commercial Plaza
  Hartford, Connecticut 06103.........................................            1,000                       20%
Rhoda L. Chase
  One Commercial Plaza
  Hartford, Connecticut 06103.........................................            1,000                       20%
The Darland Trust(2)
  P.O. Box 472
  St. Peter's House, Le Bordage St.
  Peter Port
  Guernsey GYI6AX
  Channel Islands.....................................................            1,000                       20%
DIRECTORS AND EXECUTIVE OFFICERS:
David T. Chase(3).....................................................               --                       --
Robert E. Fowler, III.................................................               --                       --
Arnold L. Chase.......................................................            2,000                       40%
Scott A. Lanphere.....................................................               --                       --
Jerzy Z. Swirski......................................................               --                       --
Samuel Chisholm.......................................................               --                       --
David Chance..........................................................               --                       --
Agnieszka Holland.....................................................               --                       --
Przemyslaw Szmyt......................................................               --                       --
David Warner..........................................................               --                       --
Donald Miller-Jones...................................................               --                       --
George Z. Makowski....................................................               --                       --
David Keefe...........................................................               --                       --
Dorothy Hansberry.....................................................               --                       --
Warren Mobley.........................................................               --                       --
                                                                                  -----                       --
ALL DIRECTORS AND OFFICERS AS A GROUP (15 PERSONS):...................            2,000                       40%

------------------------

(1) Pursuant to the Certificate of Designations, Preferences and Rights of Series A 12% Cumulative Preference Shares and Series B 12% Cumulative Preference Shares, upon the sale of shares of Series A Preference Shares, such shares will be automatically converted into shares of Series B Preference Shares. Therefore, these figures do not include up to 45,000 shares of Series B Preference Shares which will be issued upon the sale and automatic conversion of Series A Preference Shares.

(2) A trust of which Cheryl A. Chase and her children are the beneficiaries.

(3) Does not include 1,000 shares of Series B Preference Shares owned by Rhoda
    L. Chase, the wife of David T. Chase.

                             PURCHASER'S DESIGNEES

    None of Purchaser's Designees or their associates is a director of, or holds any position with, the Company. To the best of the Company's knowledge, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Commission. Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director of the Company.

    Unless indicated below, the current business address for each individual listed below is Fred. Roeskestraat 123, P.O. Box 74763, 1070 BT Amsterdam, The Netherlands, Telephone: 31-20-778-9840. Each such person is, unless indicated below, a citizen of the United States.

                                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND CURRENT BUSINESS ADDRESS         AGE               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------------      ---      ---------------------------------------------------------------------

Michael T. Fries....................          36   Member of the Supervisory Board of Parent since September 1998 and
                                                   Chairman since February 1999; President of United International
                                                   Holdings, Inc. ("UIH") and President and Chief Executive Officer of
                                                   UIH Latin America, Inc. (a wholly-owned subsidiary of UIH) since
                                                   September 1998; President of UIH Asia/Pacific Communications, Inc. (a
                                                   majority-owned subsidiary of UIH) since June 1995 and Chief Executive
                                                   Officer since December 1996; Senior Vice President, Development of
                                                   UIH from March 1990 to June 1995.

John P. Cole, Jr....................          68   Member of the Supervisory Board of Parent since February 1999;
                                                   Director of UIH since March 1998; Director of Century Communication
                                                   Corporation; partner of the law firm of Cole, Raywid & Braverman since 1966.

Richard De Lange....................          53   Member of the Supervisory Board of Parent since April 1996; Chairman of the Dutch Philips organization (Philips Nederland B.V. and
                                                   Nederlandse Philips Bedrijven B.V.) since October 1998; President and
                                                   Chief Executive Officer of Philips Media B.V. since February 1996;
                                                   Chairman and Managing Director of Philips Electronics UK Ltd. from
                                                   April 1995 to October 1998; President of Philips Lighting Europe from
                                                   December 1990 to April 1995. Mr. De Lange is a citizen of The
                                                   Netherlands.

Antony P. Ressler...................          38   Member of the Supervisory Board of Parent since February 1999;
                                                   Director of UIH since October 1993; principal of Apollo Advisors,
                                                   L.P., Lion Advisors, L.P. and Ares Management, L.P. since prior to
                                                   1994. Director of Allied Waste Industries, Inc., Berlitz
                                                   International, Inc., Communications Corporation of America, Prandium,
                                                   Inc., Vail Resorts, Inc. and Koo Koo Roo Enterprises, Inc.

Ellen P. Spangler...................          50   Member of the Supervisory Board of Parent since February 1999; Senior
                                                   Vice President, Business and Legal Affairs and Secretary of UIH since
                                                   December 1996; Vice President of UIH from January 1991 to December
                                                   1996.

                                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND CURRENT BUSINESS ADDRESS         AGE               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------------      ---      ---------------------------------------------------------------------
Tina Wildes.........................          38   Member of the Supervisory Board of Parent since February 1999; Senior
                                                   Vice President, Operations and Development Oversight of UIH since May
                                                   1998; Director MGM Latin America since December 1998; Senior Vice
                                                   President, Programming of UIH from October 1997 to May 1998; Regional
                                                   Vice President of UIH Latin America, Inc. from 1993 to October 1997.

Gene W. Schneider...................          72   Advisor to the Supervisory Board of Parent since February 1999 and
                                                   Member from July 1995 to February 1999; Chairman of the Board of
                                                   Directors of UIH since May 1989, Chief Executive Officer of UIH since
                                                   October 1995 and President of UIH from October 1995 to September
                                                   1998.

Mark L. Schneider...................          43   Chairman of the Board of Management and Chief Executive Officer of
                                                   Parent since April 1997; Executive Vice President of UIH since
                                                   December 1996; President and Chief Executive Officer of UIH
                                                   Europe/Middle East Communications, Inc. since December 1996; Chief of
                                                   Strategic Planning and Operational Oversight of UIH from May 1996 to
                                                   December 1996; Consultant to UIH from March 1995 to May 1996;
                                                   President of UIH from July 1992 to March 1995; Member of the board of directors of UIH since 1993.

John F. Riordan.....................          55   Member of the Board of Management of Parent since September 1998 and
                                                   Executive Vice President of Parent since March 1998; Vice Chairman and President of Advanced Communications (a division of Parent) since
                                                   September 1998; CEO of chello broadband since March 1999; Member of the Supervisory Board of Parent from April 1997 to March 1998;
                                                   Chairman and Chief Executive Officer of Princes Holdings Limited from
                                                   1992 to November 1998. Mr. Riordan is a citizen of Ireland.

J. Timothy Bryan....................          38   Member of the Board of Management, President and Chief Financial
                                                   Officer of Parent since September 1998; Member of the Supervisory
                                                   Board of Parent from December 1996 to September 1998; Chief Financial
                                                   Officer, Treasurer and Assistant Secretary of UIH from December 1996 to September 1998; Treasurer of Jones Financial Group, Inc. from 1993 to December 1996.

Anton H.E. v. Voskuijlen............          41   Member of the Board of Management of Parent since September 1998;
                                                   Senior Vice President and Managing Director, Legal and General
                                                   Counsel of Parent since April 1997, Vice President and General
                                                   Counsel from July 1996 to April 1997; Vice President, Business
                                                   Affairs and Legal Counsel of Philips Media, Inc. from March 1994 to
                                                   July 1996. Mr. Voskuijlen is a citizen of The Netherlands.

                                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND CURRENT BUSINESS ADDRESS         AGE               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------------      ---      ---------------------------------------------------------------------
Nimrod J. Kovacs....................          49   Member of the Board of Management of Parent since September 1998;
                                                   Managing Director, Eastern Europe of Parent since March 1998;
                                                   President of UIH Programming, Inc. since December 1996; President,
                                                   Eastern Europe Distribution & Global Programming Group of UIH from
                                                   January to December 1996; Senior Vice President, Central/Eastern
                                                   Europe of UIH from March 1991 to December 1995.

Scott Bachman.......................          43   Managing Director, Technology and Purchasing of Parent since February
                                                   1998; Vice President, Engineering and Chief Technology Officer of
                                                   Parent from March 1996 to February 1998; Vice President, Operations &
                                                   Technology Projects of Cable Television Laboratories, Inc. from April
                                                   1991 to March 1996.

Charles H.R. Bracken................          32   Managing Director, Strategy, Acquisitions and Corporate Development
                                                   since March 1999; Executive Director, Communications, Media and
                                                   Technology and various other positions with Goldman Sachs
                                                   International from 1994 to March 1999. Mr. Bracken is a citizen of the United Kingdom.

Steven D. Butler....................          39   Managing Director of UPC Capital and Treasurer of Parent since
                                                   February 1998; Vice President and Treasurer of Parent from July 1995 to February 1998; Director of Finance of UIH from May 1991 to July
                                                   1995.

Simon Oakes.........................          42   Managing Director, Programming of Parent since March 1998;
                                                   independent feature film producer from 1994 to March 1998;
                                                   Co-chairman of Crossbow Films from 1989 to 1994. Mr. Oakes is a citizen of the United Kingdom.

Ray D. Samuelson....................          45   Managing Director, Finance and Accounting of Parent since February
                                                   1998 and Vice President, Finance and Accounting from July 1995 to
                                                   February 1998; Vice President, Finance and Administration of Cable
                                                   Operations Division of UIH from 1992 to July 1995.

Joseph Webster......................          36   Managing Director, Telephony Services of Parent and Chief Executive
                                                   Officer of Priority Telecom since February 1998; Regional Vice
                                                   President & General Manager, Time Warner Communications from February
                                                   1997 to February 1998 and Vice President & General Manager from
                                                   February 1994 to January 1997.

                 THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The current directors and executive officers of the Company are:

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
David T. Chase.......................................          70   Chairman of the Board of Directors
Robert E. Fowler, III................................          40   Chief Executive Officer and Director
Arnold L. Chase......................................          47   Director
Samuel Chisholm......................................          59   Director
David Chance.........................................          42   Director
Agnieszka Holland....................................          50   Director
Scott A. Lanphere....................................          33   Director
Jerzy Z. Swirski.....................................          42   Director
Donald Miller-Jones..................................          54   Chief Financial Officer, Vice President and Treasurer
Dorothy E. Hansberry.................................          46   Vice President and General Counsel of PCI
David Keefe..........................................          50   Chief Executive Officer of PCI
Warren L. Mobley, Jr.................................          51   Chief Operating Officer and Vice President of
                                                                    Marketing and Sales of PCI
Przemyslaw A. Szmyt..................................          36   Senior Vice President Business Development, General
                                                                    Counsel and Secretary
David Warner.........................................          52   Chief Executive Officer of @EL

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

    Information with respect to the business experience and affiliations for the past five years of the current directors and executive officers of the Company is set forth below.

    DAVID T. CHASE has served as Chairman of the Board of Directors of @Entertainment since its inception. He has been a director of PCI since its inception in 1990, and was the Chairman of the Board of Directors of PCI from March 1996 until December 1997. Since January 1990, Mr. Chase has been a director and President of D. T. Chase Enterprises, Inc. and David T. Chase Enterprises, Inc., a diversified conglomerate with extensive holdings in real estate and previously in media. He is also a director of ACCEL International Corporation ("ACCEL"), an insurance holding company.

    ROBERT E. FOWLER, III has served as Chief Executive Officer of @Entertainment since its inception, and has served as a director of @Entertainment since its inception and of PCI since March 1996. Mr. Fowler has served as Chairman of the Board of Directors of PCI since December 1997, and he served as its Chief Executive Officer from December 1996 to December 1997, its Vice President from August 1993 to December 1996 and its Treasurer from April 1991 to December 1996. From December 1993 to February 1997, he served as Vice President of D.T. Chase Enterprises, Inc. From March 1995 to late 1996, Mr. Fowler served as a director of ACCEL. Since April 1, 1998, Mr. Fowler has served on the Supervisory Board of Twoj Styl. During the period of 1994 to 1996, Mr. Fowler devoted approximately 35% of his working time to PCI and approximately 65% of his working time to companies that were affiliated with PCI.

    ARNOLD L. CHASE has served as a director of @Entertainment since its inception and of PCI since December 1996. Mr. Chase has also served as director and Executive Vice President and as Treasurer of D.T. Chase Enterprises, Inc. since December 1990 and October 1992, respectively. Mr. Chase served PCI as Co-Chairman of the Board of Directors from April 1991 to March 1996 and as its President from October 1992 to March 1996. Mr. Chase has been a director of International Bancorp, Inc. (the parent company of First National Bank of New England) since 1985 and has been a director of First National Bank of New England since 1972.

    SAMUEL CHISHOLM has served as a director of @Entertainment since January 1998. From September 1990 to November 1997, Mr. Chisholm served as the Chief Executive and Managing Director of British Sky Broadcasting Plc. Mr. Chisholm has also been an Executive Director of The News Corporation Limited since December 1993, a director of Star Television since July 1993, a director of BSkyB (U.K.) since 1990, and a director of Sky New Zealand since 1997. Previously, he was chief executive of the Nine Network Australia.

    DAVID CHANCE has served as a director of @Entertainment since January 1998. From January 1994 to December 1997, Mr. Chance served as the Deputy Managing Director of BSkyB. From 1989 to January 1994, he served as Marketing Distribution Manager of BSkyB. From 1987 until 1989, Mr. Chance served as the U.K. Marketing Manager for the Astra System for SES. Mr. Chance has also been a director of BSkyB (U.K.) since February 1995 and Modern Times Group Stockholm since March 1998.

    AGNIESZKA HOLLAND has served as a director of @Entertainment since January 1998. Since October 1995, Ms. Holland has also served as President and as a director of the Lato Productions Company, a company providing writing and directing services for the motion picture and television industry. Prior to October 1995, Ms. Holland worked as an internationally known feature film writer and director.

    SCOTT A. LANPHERE has served as a director of @Entertainment since its inception and of PCI since March 1996. He served as a Managing Director of PCBV from May 1996 to October 1997. Mr. Lanphere has served as a Director at Morgan Grenfell Private Equity Ltd. since October 1998. Mr. Lanphere served as a Director of Investments for Advent International plc from December 1994 to October 1998, and from May 1991 to December 1994 served as an Investment Manager of Advent International plc.

    JERZY Z. SWIRSKI has served as a director of @Entertainment since its inception and as a director of PCI since October 1996. Mr. Swirski has served as an Investment Director for Advent International plc since July 1995. From January 1995 to July 1995, Mr. Swirski was a consultant to Enterprise Investors, a Polish equity firm. From 1991 to 1994, he was an officer of E. Wedel S.A., a Polish subsidiary of PepsiCo Foods, International ("Wedel"), and General Manager of Frito-Lay, Poland.

    DONALD MILLER-JONES has served as Chief Financial Officer of @Entertainment since June 1998 and as Vice President and Treasurer of @ Entertainment since July 1998. From November 1995 through January 1998 Mr. Miller-Jones served as the Finance Director of United Pan-Europe Communications N.V. From January 1988 through October 1995, Mr. Miller-Jones served as the Vice President of Treasury and Investor Relations of PolyGram N.V. Mr. Miller-Jones has served as a non-executive director of Parallel Pictures Group plc since January 1999.

    DOROTHY E. HANSBERRY has served as Vice President and General Counsel of PCI since January 1998. Since May 1996, Ms. Hansberry has served as the President of Hansberry Consultants, Inc. From July 1997 to January 1998, she worked as an attorney at Dewey Ballantine Sp. z o.o., a Warsaw law firm. From May 1996 to July 1997, Ms. Hansberry was an attorney at Beata Gessel and Partners, a Warsaw law firm, and was of-counsel to Bondurant, Mixson & Elmore, an Atlanta, Georgia law firm. From December 1991 to October 1996, she served as legal advisor to Eastern European anti-monopoly offices. From March 1994 to August 1995, Ms. Hansberry acted as resident legal advisor to the Polish Anti-Monopoly Office. From October 1980 to May 1996, she worked as a senior trial attorney in the Antitrust Division of the U.S. Department of Justice.

    WARREN L. MOBLEY, JR. has served as Chief Operating Officer of PCI since December 1998, and has served as Vice President of Marketing and Sales since May 1998. From March 1997 to May 1998. Mr. Mobley served as President of World Channel Ltd. From March 1993 to February 1997, Mr. Mobley served as Vice President of Development of United International Holdings Asia.

    DAVID KEEFE has served as Chief Executive Officer and director of PCI since January 1998. From December 1995 to December 1997, Mr. Keefe was Chief Executive Officer of Kabelkom Hungary, a Hungarian cable company. From January 1994 to December 1995, Mr. Keefe served as Cable Operations Director and a member of the Board of Directors of Wharf Cable, a cable company in Hong Kong.

    PRZEMYSLAW A. SZMYT has served as Senior Vice President of Business Development of @Entertainment since January 1999, as Vice President, General Counsel and Secretary of @Entertainment since its inception, and as Vice President and General Counsel of PCI from February 1997 until December 1997. Mr. Szmyt has served as director of PCI since December 1997 and as a member of the Supervisory Board of Twoj Styl since April 1998. From September 1995 to February 1997, Mr. Szmyt was a director for Poland of MeesPierson EurAmerica, an investment banking firm and affiliate of MeesPierson N.V., a Dutch merchant bank. From early 1992 to August 1995, Mr. Szmyt was a senior associate at Soltysinski, Kawecki & Szlezak, a law firm in Warsaw. From October 1994 to late 1996, Mr. Szmyt served on the Management Board of TKP, a holding company of Canal+ Polska. Mr. Szmyt is also a Board Member of United Way Poland and of Litewska Childrens' Hospital Foundation.

    DAVID WARNER has served as the Chief Executive Officer of @EL since November 1998. Mr. Warner served as the Chief Operating Officer of @EL from April 1997 until November 1998. He was a Vice President of @Entertainment from its inception until March 1998. From August 1996 to April 1997, Mr. Warner was General Manager for FilmNet Central Europe of the NetHold Group. From October 1995 to August 1996, Mr. Warner served as a television operations consultant to Rapture Channel. From May 1993 to October 1995, Mr. Warner worked as Operations Director of the Family Channel UK of the International Family Entertainment Group. From 1983 to May 1993, Mr. Warner served as the general manager of TVS Main ITV Terrestrial Broadcaster. Mr. Warner is also an advisor to and a board member of the Ravensbourne Communication College.

BOARD OF DIRECTORS

    @Entertainment's Bylaws (the "Bylaws") provide that the Board of Directors shall consist of at least one and no more than eleven directors and that the number of directors shall be subject to change pursuant to resolutions duly adopted by a majority of the Board of Directors. The current number of directors is eight. Morgan Grenfell Private Equity Ltd. ("MGPE"), the principal initial holder of all of the outstanding Series A Cumulative Preference Shares, has the right to appoint two directors to the Company's Board of Directors. It is expected that MGPE will make such appointments shortly and that Mr. Lanphere (a Director of the Company and of MGPE) will be one of MGPE's appointees to the Company's Board of Directors. In addition, under the terms of the Series A Cumulative Preference Shares, holders of such shares may have the right, in the future, to appoint additional directors to the Board of Directors.

    @Entertainment's Amended and Restated Certificate of Incorporation (the "Certificate") and Bylaws provide that the directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible. The first class of directors consists of two directors (Messrs. Swirski and A. Chase) whose terms shall expire in 2001; the second class consists of three directors (Messrs. D. Chase and Lanphere and Ms. Holland) whose terms shall expire in 1999; and the third class consists of three directors (Messrs. Fowler, Chisholm and Chance) whose terms shall expire in 2000. Each class of directors will hold office until its respective successors are duly elected and qualified. At each annual meeting of the stockholders, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in the third year following the year of their elections. Any decrease in the authorized number of directors shall not be effective until the expiration of the terms of the directors then in office, unless at the time of such decrease there shall be vacancies on the Board of Directors which are being eliminated by such decrease.

    The Certificate and Bylaws provide that any director may resign at any time by giving written notice to the Chairman of the Board of Directors, the Chief Executive Officer or the Board of Directors. If, at any other time than the annual meeting of the stockholders, any vacancy occurs in @Entertainment's Board of Directors caused by resignation, death, retirement, disqualification or removal from office of any director or otherwise, or any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office, although less than a quorum, may choose a successor, or fill the newly created directorship, and the director so chosen shall hold office until the next election for that class of directors by the stockholders and until his successor shall be duly elected and qualified, unless sooner displaced. The Certificate and Bylaws provide that any director may be removed from office only with cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all shares entitled to vote, unless two-thirds of the Continuing Directors (as defined below) vote to recommend to the stockholders the removal of a director with or without cause and such recommendation is approved by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote.

    The term "Continuing Director" shall mean any member of the Board of Directors of the Company who is not the Related Person (as hereinafter defined) and not an affiliate, associate, representative or nominee of the Related Person or of such an affiliate or associate, that is involved in the relevant business combination, and (a) was a member of the Board of Directors prior to the Determination Date with respect to such Related Person or (b) whose initial election as a director of the Corporation suceeds a Continuing Director and was recommended by a majority vote of the Continuing Directors then in office; PROVIDED, THAT in either case, such Continuing Director shall have continued in office after becoming a Continuing Director.

    The term "Related Person" shall mean any person who alone or together with any affiliates or associates is: (a) the beneficial owner, directly or indirectly, of an aggregate percentage of the Company's voting stock equal to or exceeding ten percent (10%), or (b) an assignee of or otherwise has succeeded to the beneficial ownership of any shares of the Company's voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by the Related Person, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended; PROVIDED, HOWEVER, that the term "Related Person" shall not include:
(x) the Company or any subsidiary of the Company, all of the capital stock of or other ownership interest in which is directly or indirectly owned by the Company; (y) any person or entity whose acquisition of such aggregate percentage of the Company's voting stock was approved by not less than a two-thirds (2/3) vote of the Continuing Directors prior to such acquisition; or (z) any pension, profit sharing, employee stock ownership or other employee benefit plan of the Company or any subsidiary of the Company or any trustee or fiduciary when acting in such capacity with respect to any such plan.

    The Bylaws provide that a majority of the total number of directors then in office constitutes a quorum of the Board of Directors. The Bylaws further provide that the act of a majority of all of the directors present at a meeting for which there is a quorum shall be the act of the Board of Directors, except as otherwise provided by statute or in the Certificate. The Certificate provides that the Board of Directors or stockholders shall have the power to amend the Bylaws by majority vote, except for certain provisions of the Bylaws for which the affirmative vote of two-thirds of the Continuing Directors or of the holders of at least two-thirds of the voting power of all shares entitled to vote is required. In addition, under the terms of the Certificate of Designation governing the Preference Shares, certain matters will require the approval of the majority of the Board of Directors of the Company including at least one of the Board members appointed by MGPE, and any resolution adversely affecting the economic or ranking provisions relating to the Preference Shares will require the affirmative approval or consent of all the holders of the outstanding Preference Shares.

    The Bylaws provide that regular meetings of the Board of Directors may be held without notice immediately following the annual meeting of the stockholders of @Entertainment. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer or any two directors.

    The Board of Directors of @Entertainment elected Messrs. Chisholm and Chance (the "Business Independent Directors") and Ms. Holland (the "Artistic Independent Director") to serve as three directors who are not affiliated with or employed by the Company and who, in the opinion of the Board of Directors, do not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

    The Board of Directors of @Entertainment currently maintains an Audit Committee and a Compensation Committee.

    The Audit Committee is comprised of Messrs. Chisholm and Chance. The Audit Committee's function is to recommend to the Board of Directors the independent public accountants to be employed by @Entertainment, to confer with the independent public accountants concerning the scope of their audit, to review the accountants' findings and recommendations and to review the adequacy of @Entertainment's internal accounting controls. KPMG Polska Sp. z o.o. presently serves as the independent public accountants of @Entertainment. The Audit Committee meets as necessary but at least once a year. In 1998 the Audit Committee met once.

    The Compensation Committee is comprised of Messrs. Fowler, D. Chase, Lanphere, Chisholm and Chance. The Compensation Committee's function is to approve, and in some instances to recommend to the Board of Directors of @Entertainment, compensation arrangements involving the executive officers and certain other employees of the Company. The Compensation Committee meets as necessary. In 1998 the Compensation Committee met once.

REMUNERATION OF DIRECTORS

    Each non-employee director may receive such fees and other compensation, along with reimbursement of expenses incurred on behalf of the Company or in connection with attendance at meetings, as the Board of Directors may from time to time determine. Each Business Independent Director receives $5,000 for attendance at each of the five regular meetings of the Board of Directors, and an additional $5,000 for attendance at any special meetings of the Board of Directors. Each Artistic Independent Director receives $5,000 for attendance at each of the five regular meetings of the Board of Directors.

                              CERTAIN TRANSACTIONS

THE COMPANY'S REGISTRATION RIGHTS AGREEMENT

    The Company entered into a registration rights agreement (the "Stockholder Registration Rights Agreement") with Polish Investments Holding LP ("PIHLP"), ECO Holdings III Limited Partnership ("ECO"), Mr. Roger Freedman, the Steele LLC, the Aesop Fund L.P. ("AESOP") and the Cheryl Anne Chase Marital Trust ("CACMT") (collectively, the "Rightsholders") on June 22, 1997. ECO, PIHLP, Mr. Freedman, AESOP, CACMT and the Steele LLC were the holders of all of the outstanding shares of capital stock of the Company prior to the Company's initial public equity offering. Pursuant to the Stockholder Registration Rights Agreement, each of PIHLP and ECO has the right under certain circumstances to demand that the Company register its shares of Common Stock under the Securities Act of 1933. After March 29, 2001, each of PIHLP and ECO will have the right to demand that the Company register its shares of Common Stock in a shelf registration under Rule 415 of the Securities Act. In addition, if the Company proposes to register any of its securities under the Securities Act (other than registrations in connection with employee stock ownership plans, offerings of debt securities and certain shelf registrations), all of the Rightsholders will have the right to have their shares of Common Stock included in such registration. The registration rights described above expire on March 29, 2004, and are subject to certain limitations, including limitations on the number of shares of Common Stock to be included by the Rightsholders in particular registrations and on the number of registrations that can be demanded by PIHLP and ECO. ECO has transferred its shares of Common Stock to certain Advent International Group entities, which have succeeded to ECO's rights under the Stockholder Registration Rights Agreement.

PCBV STOCKHOLDERS' AGREEMENT

    Poland Communications, Inc. ("PCI"), a wholly owned subsidiary of the Company, holds 92.3% of the issued and outstanding capital stock of Poland Cablevision (Netherlands) B.V. ("PCBV"), which owns 100% of the issued and outstanding capital stock of each of PTK-Krakow and PTK-Warsaw, and 46.8% of the issued and outstanding capital stock of PTK Operator, as well as approximately 98% of the issued and outstanding capital stock of PTK S.A.

    The following is a summary of the stockholders' agreement (the "PCBV Stockholders' Agreement") entered into by and among Frank N. Cooper, Reece Communications, Inc., Rutter-Dunn Communications, Inc., and Poland Cablevision U.S.A., Inc. (collectively, the "Minority Stockholders"), PCI, and PCBV on March 8, 1990, as amended. The Minority Stockholders own the 7.7% of outstanding PCBV capital stock that is not owned by PCI. The following summary does not purport to be complete, and it is qualified in its entirety by reference to the PCBV Stockholders' Agreement. The parties to the PCBV Stockholders' Agreement other than PCBV are hereinafter referred to as the "PCBV Stockholders." Shares of the capital stock of PCBV are hereinafter referred to as "PCBV shares."

    The PCBV Stockholders' Agreement protects shareholdings of each Minority Stockholder from dilution, by requiring that the PCBV shares of each Minority Stockholder must continue to represent a constant percentage of the total equity in PCBV and of the total votes to be cast by the PCBV Stockholders on any subject, regardless of changes to the capital structure of PCBV and regardless of any additional equity funds that may be contributed to PCBV by PCI.

    The PCBV Stockholders' Agreement contains restrictions on the PCBV Stockholders' ability to sell, pledge, hypothecate or otherwise transfer or encumber their PCBV shares. In addition, PCBV Stockholders have the right of first refusal to purchase PCBV shares upon the death of an individual PCBV Stockholder, and upon the liquidation, dissolution or other termination of a corporate PCBV Stockholder. Furthermore, PCI has the right of first refusal to purchase PCBV shares from Minority

Stockholders, and the Minority Stockholders have the right of first refusal to purchase PCBV shares from PCI, before such shares can be sold to a third party.

    The PCBV Stockholders' Agreement includes certain limitations on payments that can be paid by PCBV to the PCBV Stockholders. If the managing board of PCBV solicits and receives loans from any of the PCBV Stockholders, the loans cannot bear interest at a rate exceeding 10% per annum.

    Under the PCBV Stockholders' Agreement, PCI has the option to purchase the PCBV shares owned by the Minority Stockholders upon the satisfaction of certain conditions. These conditions involve the number of subscribers obtained by PTK, S.A. in nine specified cities in Poland. On each occasion when the subscriber count in one of these specified cities reaches the number prescribed in the PCBV Stockholders' Agreement, one-ninth of the Minority Stockholders' PCBV shares becomes available for purchase by PCI for a period of approximately 60 to 90 days. The option periods have expired with respect to a number of the specified cities.

    The PCBV Stockholders' Agreement also includes covenants against competition that limit the ability of each PCBV Stockholder to engage directly or indirectly in any aspect of the cable television business in Poland for a period ending ten years after such PCBV Stockholder ceases to be a PCBV Stockholder. PCI has direct or indirect ownership interests in a number of entities that engage in certain aspects of the cable television business in Poland. Under the PCBV Stockholders' Agreement, the Minority Stockholders have a claim against 7.7% of the profits and equity of such entities and, under a supplemental agreement, PCI has agreed to share the profits of these entities with the Minority Stockholders on a pro rata basis. In addition, PCI is negotiating to buy, and has made an offer to buy, the outstanding PCBV shares held by the Minority Stockholders, although there can be no assurance that an agreement can be reached with any of the Minority Stockholders on satisfactory terms.

CLAIM OF PCBV MINORITY STOCKHOLDERS

    Several of the minority stockholders of PCBV claim that the behavior of PCBV and its majority stockholder, PCI, has prejudiced them, and that PCI (through its direct and indirect ownership interest in a number of entities that engage in certain aspects of the pay television in Poland) and certain of its affiliates have violated certain covenants against competition in the PCBV Stockholders' Agreement and certain other duties and obligations. Such stockholders have threatened to litigate these claims.

SERVICE AGREEMENTS

    PCI, a wholly owned subsidiary of the Company, has entered into service agreements with PCBV and other of its direct and indirect subsidiaries (the "Service Agreements"), including Poltelkab Sp. z o.o. ("Poltelkab"), Telkat Sp. z o.o. ("Telkat"), PTK-Szczecin Sp. z o.o. ("PTK-Szczecin"), PTK-Lublin S.A. ("PTK-Lublin"), ETV Sp. z o.o. ("ETV"), PTK S.A., PTK-Operator, PTK-Warsaw and PTK-Krakow, pursuant to which PCI provides various services, including administrative, technical, managerial, financial, operational and marketing services to each of the subsidiaries and PCBV serves as PCI's agent. PCI also entered into a service agreement, dated August 31, 1995, with PCBV and ETV, whereby PCBV is the principal service provider and PCI acts as agent to PCBV (the "ETV Service Agreement"). The services provided under these agreements are intended to enable the subsidiaries to construct, develop, operate and manage cable television systems throughout Poland. Except for the ETV Service Agreement, which requires ETV to pay $18,740 per calendar quarter to PCBV, the Service Agreements provide that the subsidiaries will each pay to PCI or PCBV, as the case may be, a fee of $10,000 per calendar quarter for performing general administrative services, and a commercially reasonable rate for legal, financial and other specific professional services. With the exception of the ETV Service Agreement, if a subsidiary is obligated to pay fees to PCI pursuant to a management agreement (described below), any fee payable under the Service Agreements is waived. The Service

Agreements also typically require the subsidiaries to reimburse PCBV for any reasonable out-of-pocket expenses incurred by PCBV or PCI, acting as agent for PCBV, including salaries and benefits, housing allowances, travel expenses, and equipment supply or other goods costs. The Service Agreements expired on December 31, 1998, but were automatically extended for successive one-year periods as no party gave notice on or before January 31, 1999.

MANAGEMENT AGREEMENTS

    PCI, a wholly owned subsidiary of the Company, entered into management agreements with certain of its direct or indirect subsidiaries, namely Poltelkab, Telkat, PTK-Szczecin, PTK-Lublin, ETV, PTK S.A., PTK-Operator, PTK-Warsaw and PTK-Krakow. The agreements typically provide that the subsidiary will pay to PCI an annual consulting fee of $320,000 when and to the extent that the subsidiary's net income exceeds zero and in exchange for organizational and consulting services rendered by PCI. Telkat pays to PCI an annual consulting fee of $160,000. The management agreements also provide for an initial term ending as of the end of the calendar year during which they became effective, and provide for successive renewals for one-year periods unless the agreement is terminated in writing with at least thirty days notice by either party.

CORPORATE OVERHEAD ALLOCATION AGREEMENT

    PCI, a wholly owned subsidiary of the Company, entered into a Corporate Overhead Allocation Agreement, dated January 1, 1996 (the "Allocation Agreement"), with certain of its direct or indirect subsidiaries, namely PTK S.A., PTK-Warsaw, PTK-Operator, PTK-Krakow, PTK-Szczecin, PTK-Lublin, ETV, Telkat and Poltelkab (collectively the "PTK Companies"), and PCBV. The Allocation Agreement provides that costs incurred by PCI or PCBV, acting as PCI's agent, with regard to the Service Agreements and as otherwise requested by the PTK Companies shall be allocated and charged to particular PTK Companies in the event they are directly attributable to such subsidiaries, and shall otherwise be allocated equally among each of the PTK Companies. With regard to services rendered and costs incurred by subsidiaries for the benefit of some or all of the PTK Companies, which include costs associated with maintaining a central office in Warsaw, legal expenses, expenses relating to governmental relationships and approvals, programming services, accounting, management information systems services, and salaries associated with personnel whose duties clearly benefit other PTK Companies, the Allocation Agreement provides that such expenses shall be allocated between the PTK Companies. The Allocation Agreement was due to terminate on December 31, 1998, but was automatically renewed for successive one-year periods as no written notice of termination was provided by PCI or PCBV or any subsidiary, with respect to itself.

PURCHASE OF HOUSE

    Pursuant to Mr. Fowler's employment contract, and in part to induce Mr. Fowler, the Chief Executive Officer and a director of the Company, to move closer to the Company's operations in Europe, the Company purchased Mr. Fowler's house in Connecticut for approximately $354,000 in June 1997 (including payments of $295,000 to extinguish the mortgages relating to the house), and sold the house shortly thereafter to a third party for approximately $267,000. In September 1998 the Company paid Mr. Fowler the difference between the mortgage amounts of $295,000 and the purchase price of $354,000.

CONSULTING ARRANGEMENTS

    The Company has entered into a two-year consultancy arrangement, effective January 1, 1998, with Samuel Chisholm and David Chance (each individually a "Consultant"), pursuant to which the Company pays to a Consultant a fee of $10,000 per consultancy day which shall be a single day of at least seven hours during which a Consultant provides consulting services to the Company ("Consulting

Day"), based on a minimum, on average over each 12 month period, of a total of 4 Consultancy Days per month, and the Company will pay an additional fee of $10,000 to a Consultant for any additional days in any month on which a Consultant provides consulting services to the Company. The consultancy agreement is not subject to cancellation by either party except as a result of a breach of the consultancy agreement.

    The Company has entered into a two-year consultancy arrangement with Agnieszka Holland, pursuant to which the Company pays to Ms. Holland a fee of $25,000 per year, in 12 equal prorated amounts, for artistic consultancy services.

PURCHASE AND SALE AGREEMENT FOR CUMULATIVE PREFERENCE SHARES

    On January 22, 1999 the Company sold Preference Shares and Warrants (collectively, the "Preference Securities") to Morgan Grenfell Private Equity ("MGPE"), Arnold Chase, Cheryl Chase and Rhoda Chase for total gross proceeds of $50 million (less an aggregate commission of $1.5 million to be paid by the Company to the purchasers). MGPE purchased $45 million of the 12% Series A Cumulative Preference Shares. Mr. Scott Lanphere is a director of the Company and is also a director at MGPE. Mr. Lanphere was primarily responsible for negotiating the terms of purchase of the Preference Securities. Arnold Chase, who is a director of the Company, purchased $2 million of the 12% Series B Cumulative Preference Shares. Cheryl Chase, who is the sister of Arnold Chase and the daughter of David Chase, the Chairman of the Board of Directors of the Company, purchased $2 million of the 12% Series A Cumulative Preference Shares--$1 million directly and $1 million through the Darland Trust. Rhoda Chase who is the mother of Arnold Chase and the wife of David Chase, purchased $1 million of the 12% Series B Cumulative Preference Shares. David Chase, Arnold Chase and Mr. Lanphere did not vote as directors of the Company on the resolutions proposing the acceptance of the terms of the Preference Securities and the sale of such securities to MGPE, Arnold Chase, Cheryl Chase and/or Rhoda Chase.

STOCKHOLDERS AGREEMENTS

    Parent and Purchaser have entered into the Common Stockholder Agreements with certain holders of Common Stock of the Company (including Messrs. Chisholm, Chance, Fowler, William Chase, and Arnold Chase, certain Advent International Group entities, Polish Investments Holding L.P., The Cheryl Anne Chase Marital Trust, Mmes. Rhoda Chase and Cheryl A. Chase, Morgan Grenfell Development Capital Syndications Limited, and The Darland Trust) and the Preferred Stockholder Agreements with each of the holders of Preference Shares of the Company. For a summary of the Common Stockholder Agreements and the Preferred Stockholder Agreements, see Item 3--"Identity and Background--Stockholder Agreements" in the Schedule 14D-9.

WAIVER OF NONTRANSFERABILITY PROVISIONS IN STOCK OPTION AGREEMENTS

    On June 2, 1999, the Company waived any nontransferability provisions contained in the Stock Option Agreements between the Company and Robert Fowler, Samuel Chisholm, and David Chase in order to permit such persons to perform their obligations under their respective Stockholder Agreements.

WAIVER OF RESTRICTIONS ON TRANSFER OF PREFERENCE WARRANTS

    On June 2, 1999, the Company waived the restrictions contained in Section 2.02(g) of the Preference Warrant Agreement, dated January 27, 1999, prohibiting the transfer of the shares of Common Stock underlying the Preference Warrants prior to January 27, 2000. Such waiver only effects and constitutes a waiver in connection with the transfer of the shares of Common Stock underlying the Preference Warrants to Parent and/or Purchaser as contemplated in the Merger Agreement and the Common Stockholder Agreements.

                       COMPENSATION OF EXECUTIVE OFFICERS

                             EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding all compensation awarded to, earned by or paid to the Company's Chief Executive Officer, each of the other four most highly compensated executive officers of the Company and a former executive officer who would have been one of the four most highly compensated executive officers at the end of the fiscal year 1998 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company for the last three fiscal years, to the extent that those officers were in the employ of the Company. Columns relating to long-term compensation have been omitted from the table as the Company did not have capital stock-related award plans and there has been no compensation arising from long-term incentive plans during the years reflected in the table.

                                                                                    OTHER ANNUAL    SECURITIES     ALL OTHER
                                                                                    COMPENSATION    UNDERLYING   COMPENSATION
NAME AND PRINCIPAL POSITION                      YEAR     SALARY ($)    BONUS ($)        ($)       OPTIONS/SAR        ($)
---------------------------------------------  ---------  -----------  -----------  -------------  ------------  -------------
Robert E. Fowler, III........................       1998     325,000        43,750            --                       58,568(2)
Chief Executive Officer and Director                1997     337,500       381,250            --     1,268,000
                                                    1996      66,000(1)      66,000(1)           --

Donald Miller-Jones..........................       1998     114,457            --        50,423(7)     200,000            --
Chief Financial Officer,                            1997                        --            --            --             --
Vice President and Treasurer                        1996                                      --            --             --

David Keefe..................................       1998     220,000       200,000        68,175(8)     250,000            --
Chief Executive Officer of PCI                      1997          --            --            --            --             --
                                                    1996          --            --            --            --             --

George Z. Makowski(3)........................       1998     169,770            --        34,300(6)          --            --
                                                    1997     156,000       175,000(4)       68,400(5)     385,000           --
                                                    1996          --            --            --            --             --

David Warner.................................       1998     182,061        93,168        62,580(9)      75,000
Chief Executive Officer--@EL                        1997     120,708       248,500            --       131,000
                                                    1996          --            --            --            --

Przemyslaw Szmyt.............................       1998     182,216        40,000            --            --             --
Senior Vice President of Business                   1997     146,667        70,000(4)           --     131,000             --
Development, General Counsel and                    1996          --            --            --            --             --
Secretary

------------------------

(1) Represents only that portion of annual compensation attributable to services performed on behalf of the Company. Additional compensation may have been provided by companies that are affiliated with @Entertainment and beneficially owned by the Chase Family for services rendered to those companies.

(2) Represents amounts paid to Mr. Fowler in connection with the purchase of Mr. Fowler's previous residence. See "Certain Transactions--Purchase of House."

(3) Mr. Makowski was the Chief Operating Officer of PCI. Mr. Makowski's employment with PCI was terminated, effective as of May 1998.

(4) Represents one-time bonus paid upon completion of @Entertainment's initial public equity offering.

(5) Represents amounts paid pursuant to housing and tuition allowances.

(6) Represents amounts paid pursuant to housing allowance.

(7) Represents amounts paid to purchase car.

(8) Includes amounts paid pursuant to housing allowance.

(9) Represents amounts contributed to private pension fund and car allowance.

                               COMPENSATION PLANS

EMPLOYMENT AGREEMENTS

    @Entertainment has employment agreements with each of Messrs. Fowler, Szmyt, Warner and Miller-Jones. PCI has employment agreements with each of Mr. Keefe, Ms. Hansberry and Mr. Mobley. @Entertainment has entered into consultancy arrangements with Messrs. Chisholm and Chance and Ms. Holland.

    Mr. Fowler entered into a three-year employment agreement with PCI effective at January 1, 1997. The employment agreement was assigned to @Entertainment in June 1997 in connection with the Company's reorganization. Pursuant to such agreement, Mr. Fowler serves as the Chief Executive Officer of @Entertainment. Mr. Fowler receives a base annual salary of $325,000, plus a travel allowance of approximately $30,000 per annum and an unspecified annual incentive bonus. Pursuant to Mr. Fowler's employment contract, and in part to induce Mr. Fowler to move closer to the Company's operations in Europe, @Entertainment purchased Mr. Fowler's house in Connecticut for approximately $354,000 in June 1997 (including payments of $295,000 to extinguish the mortgages relating to the house), and sold the house shortly thereafter to a third party for approximately $267,000. @Entertainment has paid Mr. Fowler the difference between the mortgage amounts of $295,000 and the purchase price of $354,000. Mr. Fowler may terminate the employment agreement at any time upon three months' written notice, and @Entertainment may terminate the agreement at any time upon one month's written notice (with an obligation to pay Mr. Fowler an additional two months' base salary). In addition, @Entertainment may terminate the agreement immediately without further obligation to Mr. Fowler for cause (as defined in the employment agreement).

    Mr. Szmyt entered into a five-year agreement with PCI effective at February 7, 1997, which was assigned to @Entertainment in June 1997 in connection with the Company's reorganization and was amended effective January 1, 1999. Pursuant to such agreement, Mr. Szmyt serves as Senior Vice President of Business Development, General Counsel and Secretary of @Entertainment. He is eligible to receive an annual bonus at the discretion of the Chief Executive Officer of @Entertainment. Pursuant to an employment agreement with Wizja TV Sp. z o.o. and a services agreement with PCI, Mr. Szmyt receives annual remuneration totaling $180,000. He is eligible to receive an annual performance-based bonus of up to $40,000 per year. Mr. Szmyt may terminate his contract with @Entertainment at any time upon two months' written notice and @Entertainment may terminate the contract at any time upon six months' written notice. In addition, @Entertainment may terminate the contract without further obligation to Mr. Szmyt for cause (as defined in the agreement). Mr. Szmyt's employment agreement with Wizja TV Sp. z o.o. may be terminated by either party upon one month's written notice.

    Mr. Warner entered into a five-year employment agreement with PCI effective at April 7, 1997, which was assigned to @Entertainment in June 1997 in connection with the Company's reorganization and was amended effective January 1, 1998. Pursuant to such agreement, Mr. Warner serves as Chief Operating Officer of @EL. Mr. Warner receives an annual salary of L115,000 (approximately $192,050, based on the exchange rate of L1.00=$1.67 at December 31, 1998), and receives an annual performance-based bonus of up to L45,000 (approximately $75,150 based on the exchange rate of L1.00=$1.67 at December 31, 1998). Mr. Warner and @Entertainment may terminate the contract at any time with six months' written notice. In addition, @Entertainment may terminate the contract without further obligation to Mr. Warner for cause (as defined in the agreement).

    Mr. Miller-Jones entered into a three-year employment agreement with @Entertainment effective at June 8, 1998. Pursuant to such agreement, Mr. Miller-Jones serves as the Chief Financial Officer of @Entertainment and receives a base annual remuneration of L122,700 (approximately $204,900 based on the exchange rate of L1.00=$1.67 at December 31, 1998), and an allowance of L30,000 (approximately $51,000 based on the exchange rate of L1.00=$1.70 of June 8, 1998) for the purchase of an automobile. The allowance was paid to Mr. Miller-Jones in July 1998. Mr. Miller-Jones is also eligible to receive an annual performance-based bonus during his first year of up to L30,500 (approximately $50,900, based on the exchange rate of L1.00=$1.67 at December 31, 1998). Of such amount, Mr. Miller-Jones is guaranteed to receive at least L18,300 (approximately $30,600, based on the exchange rate of L1.00=$1.67 at December 31, 1998). In subsequent years, Mr. Miller-Jones will be eligible to receive a discretionary performance bonus, the amount of which shall be determined by the Board of Directors of the Company.

    Mr. Keefe entered into a two-year employment agreement with PCI effective at January 1, 1998. Pursuant to such agreement, Mr. Keefe serves as the Chief Executive Officer of PCI. Mr. Keefe receives a base annual salary of approximately $220,000, a monthly allowance for additional housing and cost of living expenses of $5,000, an allowance for relocation expenses of up to $20,000, and reimbursement of educational and tax planning expenses of up to an aggregate amount of $23,000 per year. Mr. Keefe also receives a guaranteed bonus of $100,000 in the first year of his employment and unspecified incentive bonuses thereafter. He received an additional bonus of $200,000 upon the signing of the employment agreement. Mr. Keefe may terminate the employment agreement at any time upon three months' written notice, and PCI may terminate the agreement at any time upon one month's written notice (with an obligation to pay Mr. Keefe an additional five months' salary). In addition, PCI may terminate the agreement immediately without further obligation to Mr. Keefe for cause (as defined in the employment agreement).

    Ms. Hansberry entered into a two-year employment agreement with PCI effective at January 1, 1998. Pursuant to such agreement, Ms. Hansberry serves as Vice President and General Counsel of PCI and receives an annual remuneration totaling $150,000. She is eligible to receive annual performance-based bonuses of up to $40,000 per year. Ms. Hansberry's initial year bonus of $40,000 is guaranteed. Ms. Hansberry or PCI may terminate the agreement at any time upon six months' written notice. In addition, PCI may terminate the agreement without further obligation to Ms. Hansberry for cause (as defined in the agreement).

    Mr. Mobley entered into a three-year employment agreement with PCI, effective December 14, 1998. Pursuant to such agreement, Mr. Mobley serves as Chief Operating Officer of PCI and receives an annual remuneration totaling $220,000. Mr. Mobley's initial year bonus of $100,000 is guaranteed. In subsequent years, Mr. Mobley will be eligible to receive a discretionary performance bonus, the amount of which shall be determined by the Board of Directors of the Company. In addition, Mr. Mobley may terminate the employment agreement at any time upon three months written notice, and PCI may terminate the agreement at any time upon three months' written notice.

    The Company has entered into a two-year consultancy arrangement, effective January 1, 1998, with Samuel Chisholm and David Chance (each individually a "Consultant"), pursuant to which the Company pays to a Consultant a fee of $10,000 per consultancy day, which shall be a single day of at least seven hours during which a Consultant provides consulting services to the Company ("Consultancy Day"), based on a minimum, on average over each 12 month period, of a total of 4 Consultancy Days per month, and the Company will pay an additional fee of $10,000 to a Consultant for any additional days in any month on which a Consultant provides consulting services to the Company. The consultancy agreement is not subject to cancellation by either party except as a result of a breach of the consultancy agreement.

    The Company has entered into a two-year consultancy arrangement with Agnieszka Holland, pursuant to which the Company pays to Ms. Holland a fee of $25,000 per year, in 12 equal prorated amounts, for artistic consultancy services.

1997 STOCK OPTION PLAN

    @Entertainment's 1997 Stock Option Plan, as amended (the "1997 Plan") was adopted on May 22, 1997 and approved by a majority of the stockholders. The 1997 Plan provides for the grant to employees of the Company (including officers, employee directors, and non-employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant of qualified stock options to employees and consultants of the Company (collectively, the "Options"). The 1997 Plan is currently administered by the Board of Directors which selects the optionees (from among those eligible), determines the number or shares to be subject to each Option and determines the exercise price of each Option. The Board of Directors may also appoint a Stock Option Committee to perform such functions in the future. Currently, approximately 21 individuals (including Messrs. Fowler and Makowski, whose option agreements with PCI became subject to the 1997 Plan pursuant to Assignment and Assumption Agreements with @Entertainment, Messrs. Szmyt and Warner, whose option agreements became subject to the 1997 Plan pursuant to a resolution of the Board of Directors of @Entertainment, and Messrs. Chisholm, Chance, Keefe, Miller-Jones and Mobley and Ms. Hansberry) participate in the 1997 Plan.

    In addition, the Board of Directors has the authority to interpret the 1997 Plan and to prescribe, amend and rescind rules and regulations relating to the 1997 Plan. The Board of Directors' interpretation of the 1997 Plan and determinations pursuant to the 1997 Plan are final and binding on all parties claiming an interest under the 1997 Plan. The maximum number of shares of Common Stock that may be subject to Options under the 1997 Plan is 4,436,000 shares, subject to adjustment in accordance with the terms of the 1997 Plan. At June 1, 1999, options for 3,998,000 shares had been granted and 438,000 shares remained available for future grants. The exercise price of all incentive stock options granted under the 1997 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of @Entertainment, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of an incentive stock option must not exceed five years.

    The term of all options granted under the 1997 Plan may not exceed ten years. Options become exercisable at such times as determined by the Board of Directors and as set forth in the individual stock option agreements. Payment of the purchase price of each Option will be payable in full in cash upon the exercise of the Option. In the discretion of the Board of Directors, payment may also be made by surrendering shares owned by the optionee which have a fair market value on the date of exercise equal to the purchase price, by delivery of a full recourse promissory note meeting certain requirements or in some combination of the above payment methods.

    In the event of a merger of the Company with or into another corporation, as a result of which @Entertainment is not the surviving corporation, the 1997 Plan requires that outstanding Options be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation does not assume or substitute for the Options, the optionee will have the right to exercise the Option as to those shares which are vested for a period beginning not less than fifteen days prior to the proposed consummation of such transaction and ending immediately prior to the consummation of such transaction, at which time the Options will terminate.

    The number of shares covered by the 1997 Plan and the number of shares for which each Option is exercisable shall be proportionately adjusted for any change in the number of issued shares resulting from any reorganization of @Entertainment. In the event of dissolution or liquidation of @Entertainment, each Option shall terminate immediately prior to the consummation of such action.

    No Options may be granted under the 1997 Plan after ten years from its effective date. The Board of Directors has authority to amend or terminate the 1997 Plan subject to certain limitations set forth in the 1997 Plan.

    On May 31, 1999, in connection with the negotiation of the Merger Agreement, the Company's Board of Directors approved an amendment to the 1997 Plan to provide for the assignability to Parent and/or Purchaser of options to purchase shares of Common Stock granted pursuant to the 1997 Plan.

    The following table lists all grants of Options under the 1997 Plan to the Named Executive Officers during 1998 and contains certain information about the potential value of these Options based upon certain assumptions as to the appreciation of the Common Stock over the life of the Options.

                       OPTION GRANTS IN LAST FISCAL YEAR

INDIVIDUAL GRANTS

                                               NUMBER OF    PERCENT OF TOTAL
                                              SECURITIES      OPTIONS/SARS      EXERCISE
                                              UNDERLYING       GRANTED TO          OR                     GRANT DATE
                                             OPTIONS/SARS     EXECUTIVES IN    BASE PRICE   EXPIRATION   PRESENT VALUE
NAME                                          GRANTED(#)     FISCAL YEAR (%)       ($)         DATE         ($)(1)
-------------------------------------------  -------------  -----------------  -----------  -----------  -------------
Donald Miller-Jones........................      200,000            12.50%      $   14.30       6/8/08        975,000
David Keefe................................      250,000            15.63%      $   12.00       1/1/08      1,029,266
David Warner...............................       75,000             4.69%      $   12.24      1/26/08        317,303
Przemyslaw Szmyt...........................       75,000             4.69%      $   12.24      1/26/08        317,303
Samuel Chisholm............................      500,000            31.25%      $   12.00       1/1/08      2,058,532
David Chance...............................      500,000            31.25%      $   12.00       1/1/08      2,058,532

------------------------

(1) Calculated based upon a variation of the Black-Scholes option pricing model in which the following assumptions were used: the expected volatility of the Common Stock was 43.0%; the risk-free rate of return was 5.62%, 5.77%, 5.42%, 5.42%, 5.77% and 5.77% for Messrs. Miller-Jones, Keefe, Warner, Szmyt, Chisholm and Chance, respectively; the dividend yield was 0.0%; and the expected time of exercise was four (4) years from the month of the grant.

    The following table provides certain information with respect to the number of shares of Common Stock represented by outstanding options held by the Named Executive Officers at December 31, 1998. Also reported are the values for "in-the-money" options which represent the position spread between the exercise price of any such existing stock options and the price of the Common Stock at December 31, 1998.

FISCAL YEAR END OPTION VALUES

                                                                   NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                                                  UNDERLYING UNEXERCISED        IN-THE-MONEY
                                                                       OPTIONS/SARS             OPTIONS/SARS
                                            SHARES                       AT FISCAL                AT FISCAL
                                         ACQUIRED ON     VALUE         YEAR-END (#)             YEAR-END ($)
NAME                                     EXERCISE (#)  REALIZED   EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
---------------------------------------  ------------  ---------  -----------------------  -----------------------
Robert E. Fowler, III..................           --          --             1,286,000/           3,913,298/0
Donald Miller-Jones....................           --          --               /200,000                    --
David Keefe............................           --          --        125,000/125,000                    --
George Z. Makowski.....................           --          --               385,000/           1,143,142/0
David Warner...........................           --          --         26,200/179,800                    --
Przemyslaw Szmyt.......................           --          --         26,200/179,800                    --
Samuel Chisholm........................           --          --        250,000/250,000                    --
David Chance...........................           --          --        250,000/250,000                    --

    In addition, in February 1999, the following employees of the Company were granted options to purchase shares of Common Stock at a price of $14.30 per share, subject to the terms and conditions of their respective stock option agreements: Dorothy Hansberry (50,000); Mickey Kalifa (75,000 shares); Tomasz Karasinski (50,000 shares); Eric Lennon (75,000 shares); Piot Majrchak (50,000 shares); Warren Mobley (200,000 shares); Ross Newens (75,000 shares); Kelly Shewmaker (50,000 shares); and Blake Williams (75,000 shares).

                        PERFORMANCE OF THE COMMON STOCK

    The following graph compares the cumulative total stockholder return on the Company's Common Stock for the period beginning July 31, 1997 (the date on which the Company's Common Stock was first publicly traded) and ending on December 31, 1998 with the Center for Research in Securities Prices ("CRSP") Total Return Index for the Nasdaq Stock Market (U.S. and Foreign Companies) and the CRSP Total Return Index for Nasdaq Telecommunications Stocks. Although the graph would normally cover a five-year period, the Company's Common Stock has been publicly traded only since July 31, 1997 and therefore the graph commences as of such date. The comparisons in the graph are required by the U.S. Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's Common Stock.
EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                               SYMBOL                                                 CRSP TOTAL RETURNS INDEX FOR:

                                                                                                                @ Entertainment Inc.
06/30/1997
07/31/1997                                                                                                                   $100.00
08/29/1997                                                                                                                    $73.21
09/30/1997                                                                                                                    $75.00
10/31/1997                                                                                                                    $54.76
11/28/1997                                                                                                                    $51.79
12/31/1997                                                                                                                    $52.98
01/30/1998                                                                                                                    $54.17
02/27/1998                                                                                                                    $52.38
03/31/1998                                                                                                                    $67.86
04/30/1998                                                                                                                    $80.95
05/29/1998                                                                                                                    $80.95
06/30/1998                                                                                                                    $52.36
07/31/1998                                                                                                                    $64.86
08/31/1998                                                                                                                    $41.67
09/30/1998                                                                                                                    $40.48
10/30/1998                                                                                                                    $32.14
11/30/1998                                                                                                                    $34.52
12/31/1998                                                                                                                    $32.14
NOTES:
A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 07/31/1997.

                                               SYMBOL                                                            07/1997
                                                                                                           Nasdaq Stock Market (US &
                                                                                                                            Foreign)
06/30/1997                                                                                                                    $90.56
07/31/1997                                                                                                                   $100.00
08/29/1997                                                                                                                    $99.75
09/30/1997                                                                                                                   $105.98
10/31/1997                                                                                                                   $100.25
11/28/1997                                                                                                                   $100.46
12/31/1997                                                                                                                    $98.63
01/30/1998                                                                                                                   $101.65
02/27/1998                                                                                                                   $111.34
03/31/1998                                                                                                                   $115.58
04/30/1998                                                                                                                   $117.54
05/29/1998                                                                                                                   $111.18
06/30/1998                                                                                                                   $118.22
07/31/1998                                                                                                                   $116.66
08/31/1998                                                                                                                    $93.24
09/30/1998                                                                                                                   $105.37
10/30/1998                                                                                                                   $110.17
11/30/1998                                                                                                                   $121.29
12/31/1998                                                                                                                   $136.37
NOTES:
A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 07/31/1997.

                                               SYMBOL                                                            12/1997
                                                                                                        NASDAQ Stocks (SIC 4800-4899
                                                                                                                       US + Foreign)
                                                                                                                      Communications
06/30/1997                                                                                                                    $94.20
07/31/1997                                                                                                                   $100.00
08/29/1997                                                                                                                    $96.58
09/30/1997                                                                                                                   $109.11
10/31/1997                                                                                                                   $112.23
11/28/1997                                                                                                                   $113.22
12/31/1997                                                                                                                   $118.36
01/30/1998                                                                                                                   $126.25
02/27/1998                                                                                                                   $137.48
03/31/1998                                                                                                                   $150.66
04/30/1998                                                                                                                   $148.55
05/29/1998                                                                                                                   $145.57
06/30/1998                                                                                                                   $159.34
07/31/1998                                                                                                                   $165.71
08/31/1998                                                                                                                   $125.15
09/30/1998                                                                                                                   $141.03
10/30/1998                                                                                                                   $154.02
11/30/1998                                                                                                                   $163.13
12/31/1998                                                                                                                   $194.81
NOTES:
A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 07/31/1997.

                                               SYMBOL                                                  06/1998    12/1998
06/30/1997
07/31/1997
08/29/1997
09/30/1997
10/31/1997
11/28/1997
12/31/1997
01/30/1998
02/27/1998
03/31/1998
04/30/1998
05/29/1998
06/30/1998
07/31/1998
08/31/1998
09/30/1998
10/30/1998
11/30/1998
12/31/1998
NOTES:
A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 07/31/1997.

                                 SECTION 16(A)
                   BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Based solely upon a review of the Reports on Forms 3, 4, and 5 and any amendments thereto furnished to the Company pursuant to Section 16 of the Exchange Act, the Company believes that all of such reports were filed on a timely basis by its executive officers and directors during 1998.

                    EXECUTIVE COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

    Neither the report of the Compensation Committee of the Board of Directors nor the stock performance graph which preceded such report shall be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Exchange Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such Acts.

    COMPENSATION PHILOSOPHY. The Compensation Committee believes that a link should exist between executive compensation and the return on investment provided to stockholders as reflected by the appreciation in the price of the Company's Common Stock. In applying this philosophy, the Compensation Committee has developed a compensation policy which seeks to attract and retain highly skilled and effective executives with the business experience and acumen necessary to achievement of the long-term business objectives of the Company and to align the financial interest of the Company's senior executives with those of its stockholders. The Company attempts to realize these goals by providing competitive compensation and linking a substantial portion of compensation to the enhancement of stockholder value.

    The Company's executive compensation is based principally on three components -- salary, cash bonuses and equity-based incentives -- each of which is intended to serve the Company's overall compensation philosophy.

    BASE SALARY. Base salary for executive officers is generally targeted at or below the median for executives with comparable qualifications, experience and responsibilities of other companies in the international media industry. In the aggregate, executive salaries are consistent with this philosophy. Base salary levels are also based on the employee's relative level of seniority and responsibility. In addition, under certain circumstances base salary levels of certain expatriate senior and highly-qualified executives, may be based on their committment to relocate to Poland or the United Kingdom, as the case may be.

    CASH BONUSES. The Company typically pays cash bonuses to its senior executives. These bonuses are usually fixed and guaranteed in the first year of an executive's employment, and thereafter are based on performance in subsequent years. The cash bonuses are designed to provide short-term incentives for the executives to maximize the performance of the Company, and in some instances to achieve certain specified non-recurring goals. For example, in 1997 the Company was contractually committed to pay, and did pay, one-time, non-recurring bonuses to certain of its senior executives upon the successful completion of the Company's initial public equity offering.

    EQUITY-BASED INCENTIVES. In order to make the overall compensation packages of the Company's executives and other key employees competitive with other companies in the international media industry, the Compensation Committee has emphasized equity-based incentives. The Compensation Committee believes that reliance upon such incentives is advantageous to the Company because they foster a long-term committment by the recipients to the Company and motivate the recipients to seek to improve the long-term market performance of the Common Stock.

                                                                         ANNEX B

Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, England Tel: 0171-774 1000,
Telex: 94015777, Cable: GOLDSACHS LONDON
Regulated by The Securities and Futures Authority

PERSONAL AND CONFIDENTIAL

June 2, 1999
Board of Directors
@Entertainment, Inc.
40-41 Conduit Street
London W1R 9FB
United Kingdom

Ladies and Gentlemen,

    You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value US$.01 per share (the "Shares"), of @Entertainment, Inc., (the "Company"), of the US$19.00 per Share in cash to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of June 2, 1999, among United Pan-Europe Communications N.V. ("UPC"), Bison Acquisition Corp., a wholly owned subsidiary of UPC, and the Company (the "Agreement").

    Goldman Sachs International, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided investment banking services to the Company from time to time, including having acted as lead managing underwriter of the initial public offering by the Company of 9,500,000 Shares in July 1997, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement.

    We also have provided from time to time, and are currently providing, certain investment banking services to UPC and its subsidiaries, including having acted as lead managing underwriter of the initial public offering of 40,000,000 shares of Common Stock, par value NLG 0.667 per share, of UPC ("UPC Common Stock") in February 1999, having committed to act as arranger of a US$117,000,000 aggregate principal amount bridge loan in February 1999, such bridge loan never having been consummated, and as sole financial advisor in the negotiations leading to an agreement with Microsoft Corporation in February 1999, pursuant to which Microsoft Corporation acquired 10,157,750 shares of UPC Common Stock. Goldman Sachs International expects to provide investment banking services to UPC and its subsidiaries in the future. In that regard, Goldman Sachs International has had discussions with both the Company and UPC about the possibility of Goldman Sachs International participating in and/or arranging interim or other financing in order to finance UPC's purchase of the Shares.

    Goldman Sachs International provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities,

@Entertainment, Inc.
June 2, 1999
Page 2

including derivative securities, of the Company or UPC for its own account and for the accounts of customers. As of the date hereof, Goldman Sachs International and its affiliates have accumulated long and short positions in various securities of the Company and UPC, including a long position of 1,716,041 Shares.

    In connection with this opinion, we have reviewed, among other things, the Agreement and those certain Stockholders Agreements referenced therein each dated June 2, 1999; the Registration Statement on Form S-1 dated July 29, 1997 relating to the initial public offering of the Company, including the Prospectus therein; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the two years ended December 31, 1998; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as we considered appropriate.

    We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with, or how any holder of Shares should vote with respect to, such transaction.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the US$19.00 per Share in cash to be received by the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

  Very truly yours

  GOLDMAN SACHS INTERNATIONAL

                                 EXHIBIT INDEX

EXHIBIT
NUMBER     DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Purchaser's Offer to Purchase, dated June 8, 1999

(a)(2)     Purchaser's Letter of Transmittal, dated June 8, 1999

(a)(3)     Opinion of Goldman Sachs International, dated June 2, 1999 (filed as Annex B hereto)

(a)(4)     Joint Press Release of @ Entertainment, Inc., United Pan-Europe Communications N.V., and Bison
           Acquisition Corp., dated June 2, 1999

(c)(1)     Merger Agreement among @ Entertainment, Inc., United Pan-Europe Communications N.V., and Bison
           Acquisition Corp., dated as of June 2, 1999

(c)(2)     Confidentiality Agreement between @ Entertainment, Inc. and United Pan-Europe Communications N.V., dated
           April 12, 1999

(c)(3)     The Company's Information Statement filed pursuant to Section 14(f) of the Securities Exchange Act of
           1934 and Rule 14f-1 (filed as Annex A hereto)

(c)(4)     Form Of Common Stockholder Agreement, dated as of June 2, 1999, between United Pan-Europe Communications
           N.V., Bison Acquisition Corp. and certain common stockholders of @ Entertainment, Inc.

(c)(5)     Form of Preferred Stockholder Agreement, dated as of June 2, 1999, among United Pan-Europe
           Communications N.V., Bison Acquisition Corp. and each of the holders of preference shares of @
           Entertainment, Inc.